ULTRA SERIES FUND

Prospectus – May 1, 2010

Target Allocation Funds
Conservative Allocation Fund
Moderate Allocation Fund
Aggressive Allocation Fund

Income Funds
Money Market Fund
Bond Fund
High Income Fund
Diversified Income Fund

Stock Funds
Equity Income Fund
Large Cap Value Fund
Large Cap Growth Fund
Mid Cap Fund
Small Cap Fund
International Stock Fund

Target Date Funds
Target Retirement 2020 Fund
Target Retirement 2030 Fund
Target Retirement 2040 Fund

As with all  mutual  funds,  the  Securities  and  Exchange  Commission has not approved  or  disapproved  the shares in these funds,  nor does the  Commission guarantee  the  accuracy or adequacy of the prospectus.  Any statement to the contrary is a criminal offense.

ULTRA SERIES FUND

TABLE OF CONTENTS

FUND SUMMARIES ~~1~~
Conservative Allocation Fund 1
Moderate Allocation Fund 1
Aggressive Allocation Fund ~~7~~
Money Market Fund 10
Bond Fund 12
High Income Fund 15
Diversified Income Fund 18
Equity Income Fund 21
Large Cap Value Fund 24
Large Cap Growth Fund 27
Mid Cap Fund 30
Small Cap Fund 33
International Stock Fund 36
Target Retirement 2020 Fund 39
Target Retirement 2030 Fund 42
Target Retirement 2040 Fund 45

THE SHARES ~~48~~
Offer 48
Pricing ~~Of~~of Fund Shares 48
Purchase and Redemption 49
Conflicts 49
Distribution ~~And~~and Service Plan 49
Frequent Trading 49
Disclosure of Portfolio Holdings 50
Dividends 50
Taxes 50

INVESTMENT ADVISER 51

PORTFOLIO MANAGEMENT 52

FINANCIAL HIGHLIGHTS  54

MORE INFORMATION ABOUT ULTRA SERIES FUND 55

Please note that an investment in any of these funds is not a deposit in a credit union or other financial institution and is neither insured nor endorsed in any way by any credit union, other financial institution, or government agency.

FUND SUMMARY

CONSERVATIVE ALLOCATION FUND

Investment Objective
The Conservative Allocation Fund seeks income, capital appreciation and relative stability of value.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.30%	0.30%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~___~~0.01%	~~___~~0.01%
Annual Fund Operating Expenses	~~___~~0.31%	~~___~~0.56%
Plus: Acquired Fund Fees and Expenses~~2~~	~~___~~0.70%	~~___~~0.70%
Total Annual Fund Operating Expenses1	~~___~~1.01%	~~___~~1.26%
_____________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $11,284.

~~2 Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.~~

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 103	$ 343	~~Class I~~$ 603	$1,348
		~~1 Year~~
		~~3 Years~~
Class II	128	~~5 Years~~400	692	1,523

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~47% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in shares of other registered investment companies (the “underlying funds”).  The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser.  Under normal circumstances, the fund’s total net assets will be allocated among various asset classes and underlying funds, including those whose shares trade on a stock exchange (exchange traded funds or “ETFs”).  Underlying funds in which the fund invests may include underlying funds advised by Madison and/or its affiliates, including MEMBERS Mutual Funds as well as funds within the Madison Mosaic Funds family (the “affiliated underlying funds”).  Generally, Madison will not invest more than 75% of the fund’s net assets, at the time of purchase, in affiliated underlying funds.  Although actual allocations may vary, the fund’s current asset allocation among asset classes and underlying funds is approximately:

0-20%	money market funds;
0-80%	debt securities (e.g., bond funds and convertible bond funds);
0-20%	below-investment grade debt securities (e.g., high income funds);
0-50%	equity securities (e.g., U.S. stock funds);
0-50%	foreign securities (e.g., international stock and bond funds); and
0-20%	alternative asset classes (e.g., real estate investment trust funds, natural resources funds, precious metal funds and long/short funds).

Madison may employ multiple analytical approaches to determine the appropriate asset allocation for the fund, including:

•
Asset allocation optimization analysis.  This approach considers the covariance between asset class returns (the degree to which returns in different asset classes do or do not move together), and the fund’s aim to achieve a favorable overall risk profile for any targeted level of portfolio return.

•
Scenario analysis.  This approach analyzes historical and expected return data to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.

•
Fundamental analysis.  This approach draws upon Madison’s equity and fixed income professionals to judge each asset class against current and forecasted market conditions.  Economic, industry and security level research will be utilized to develop return and risk expectations that may influence asset class selection.

In addition, Madison has established a risk management sleeve within the fund in which assets are set aside for the purpose of risk reduction when and if conditions exist that require risk reduction of equity exposure.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The fund is a fund of funds, meaning that it invests primarily in the shares of underlying funds, including ETFs.  Thus, the fund’s investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests.  Each underlying fund’s performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that underlying fund.  Accordingly, the fund is subject to the risks of the underlying funds in direct proportion to the allocation of its assets among the underlying funds.  You could lose money as a result of your investment.  Additional risks of ~~owing~~owning the fund are as follows:

Asset Allocation Risk.  The fund is subject to asset allocation risk, which is the risk that the selection of the underlying funds and the allocation of the fund’s assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

Interest Rate Risk.  The fund, through the underlying funds, is subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.

Credit and Prepayment/Extension Risk.  The fund, through the underlying funds, is also subject to credit risk, which is the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due.  There is also prepayment/extension risk, which is the chance that a rise or fall in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the underlying fund’s return.  To the extent that the underlying funds invest in non-investment grade securities (i.e., “junk” bonds), the fund is also subject to above-average credit, market and other risks.

ETF Risks.  The main risks of investing in ETFs are the same as investing in a portfolio of equity securities comprising the index on which the ETF is based, although lack of liquidity in an ETF could result in it being more volatile than the securities comprising the index.  Additionally, the market prices of ETFs will fluctuate in accordance with both changes in the market value of their underlying portfolio securities and due to supply and demand for the instruments on the exchanges on which they are traded (which may result in their trading at a discount or premium to their net asset values.)  Index-based ETF investments may not replicate exactly the performance of their specific index because of transaction costs and because of the temporary unavailability of certain component securities of the index.

Market Risk.  While the majority of the fund’s assets will typically be invested in underlying funds that invest primarily in debt securities, to the extent that the fund invests in underlying funds that invest in equities, the fund is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.

Foreign Security Risk.  Investments of underlying funds that invest in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  In addition to the Merrill Lynch broad based market index reflected in the chart below, a custom index is provided that reflects the fund’s asset allocation targets.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~

Best Calendar Quarter:	2Q 2009	8.94%
Worst Calendar Quarter:	4Q 2008	-8.72%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 6/30/2006	Since Inception 5/1/2009
Class I Shares	16.76%	1.93%	N/A
Class II Shares	16.47%	N/A	14.91%
Merrill Lynch U.S. Corporate, Government and Mortgage Index	5.24%	6.90%	4.96%
Conservative Allocation Fund Custom Index	13.86%	4.49%	13.88%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~
~~In addition to the Merrill Lynch broad based market index reflected in the chart above, a custom index is provided that reflects the fund’s asset allocation targets.~~Portfolio Management

Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  David Hottmann, CPA and CFA (Portfolio Manager) and Patrick Ryan, CIMA (Portfolio Manager) co-manage the fund.  Mr. Hottmann has served in this capacity since September 2009 and Mr. Ryan has served in this capacity since January 2008.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

MODERATE ALLOCATION FUND

Investment Objective
The Moderate Allocation Fund seeks capital appreciation, income and moderated market risk.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.30%	0.30%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.01%	~~__~~0.01%
Annual Fund Operating Expenses	~~__~~0.31%	~~__~~0.56%
Plus: Acquired Fund Fees and Expenses~~2~~	~~__~~0.82%	~~__~~0.82%
Total Annual Fund Operating Expenses1	~~__~~1.13%	~~__~~1,38%
_________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $31,600.

~~2 Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.~~

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 115	$ 381	~~Class I~~$ 667	$1,486
		~~1 Year~~
		~~3 Years~~
Class II	140	~~5 Years~~437	755	1,657

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~52% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in shares of other registered investment companies (the “underlying funds”).  The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser.  Under normal circumstances, the fund’s total net assets will be allocated among various asset classes and underlying funds, including those whose shares trade on a stock exchange (exchange traded funds or “ETFs”).  Underlying funds in which the fund invests may include underlying funds advised by Madison and/or its affiliates, including MEMBERS Mutual Funds as well as funds within the Madison Mosaic Funds family (the “affiliated underlying funds”). Generally, Madison will not invest more than 75% of the fund’s net assets, at the time of purchase, in affiliated underlying funds. Although actual allocations may vary, the fund’s current asset allocation among asset classes and underlying funds is approximately:

0-15%	money market funds;
0-60%	debt securities (e.g., bond funds and convertible bond funds);
0-20%	below-investment grade debt securities (e.g., high income funds);
0-80%	equity securities (e.g., U.S. stock funds);
0-60%	foreign securities (e.g., international stock and bond funds); and
0-20%	alternative asset classes (e.g., real estate investment trust funds, natural resources funds, precious metal funds and long/short funds).

Madison may employ multiple analytical approaches to determine the appropriate asset allocation for the fund, including:

•
Asset allocation optimization analysis.  This approach considers the covariance between asset class returns (the degree to which returns in different asset classes do or do not move together), and the fund’s aim to achieve a favorable overall risk profile for any targeted level of portfolio return.

•
Scenario analysis.  This approach analyzes historical and expected return data to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.

•
Fundamental analysis.  This approach draws upon Madison’s equity and fixed income professionals to judge each asset class against current and forecasted market conditions.  Economic, industry and security level research will be utilized to develop return and risk expectations that may influence asset class selection.

In addition, Madison has established a risk management sleeve within the fund in which assets are set aside for the purpose of risk reduction when and if conditions exist that require risk reduction of equity exposure.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The fund is a fund of funds, meaning that it invests primarily in the shares of underlying funds, including ETFs.  Thus, the fund’s investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests.  Each underlying fund’s performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that underlying fund.  Accordingly, the fund is subject to the risks of the underlying funds in direct proportion to the allocation of its assets among the underlying funds.  You could lose money as a result of your investment.  Additional risks of owing the fund are as follows:

Asset Allocation Risk.  The fund is subject to asset allocation risk, which is the risk that the selection of the underlying funds and the allocation of the fund’s assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

Market Risk.  The fund, through the underlying funds, is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.

Interest Rate Risk.  The fund, through the underlying funds, is subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.

ETF Risks.  The main risks of investing in ETFs are the same as investing in a portfolio of equity securities comprising the index on which the ETF is based, although lack of liquidity in an ETF could result in it being more volatile than the securities comprising the index.  Additionally, the market prices of ETFs will fluctuate in accordance with both changes in the market value of their underlying portfolio securities and due to supply and demand for the instruments on the exchanges on which they are traded (which may result in their trading at a discount or premium to their net asset values.)  Index-based ETF investments may not replicate exactly the performance of their specific index because of transaction costs and because of the temporary unavailability of certain component securities of the index.

Risks of Non-Investment Grade Securities/Foreign Securities/Mortgage-Backed Securities.  To the extent that the underlying funds invest in the following securities, the fund may be affected by additional risks relating to those securities:
•	non-investment grade securities;
•	foreign securities; and
•	mortgage-backed securities.

Issuers of non-investment grade securities are typically in weak financial health and their ability to pay principal and interest is uncertain.   Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.  Mortgage-backed securities are subject to prepayment/extension risk, which is the chance that a rise or fall in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the underlying fund’s return.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  In addition to the S&P 500 broad based market index reflected in the chart below, a custom index is provided that reflects the fund’s asset allocation targets.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	2Q 2009	12.22%
Worst Calendar Quarter:	4Q 2008	-16.16%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 6/30/2006	Since Inception 5/1/2009
Class I Shares	20.61%	-0.69%	N/A
Class II Shares	20.31%	N/A	18.82%

S&P 500 Index	26.46%	-1.58%	29.70%
Moderate Allocation Fund Custom Index	20.74%	2.75%	21.39%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~
~~In addition to the S&P 500 broad based market index reflected in the chart above, a custom index is provided that reflects the fund’s asset allocation targets.~~Portfolio Management

Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  David Hottmann, CPA and CFA (Portfolio Manager) and Patrick Ryan, CIMA (Portfolio Manager) co-manage the fund.  Mr. Hottmann has served in this capacity since September 2009 and Mr. Ryan has served in this capacity since January 2008.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

AGGRESSIVE ALLOCATION FUND

Investment Objective
The Aggressive Allocation Fund seeks capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.30%	0.30%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.01%	~~__~~0.01%
Annual Fund Operating Expenses	~~__~~0.31%	~~__~~0.56%
Plus: Acquired Fund Fees and Expenses~~2~~	~~__~~0.99%	~~__~~0.99%
Total Annual Fund Operating Expenses1	~~__~~1.30%	~~__~~1.55%
________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $11,456.

~~2 Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.~~

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 132	$ 434	~~Class I~~$ 758	$1,678
		~~1 Year~~
		~~3 Years~~
Class II	158	~~5 Years~~490	845	1,845

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~58% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in shares of other registered investment companies (the “underlying funds”).  The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser.  Under normal circumstances, the fund’s total net assets will be allocated among various asset classes and underlying funds, including those whose shares trade on a stock exchange (exchange traded funds or “ETFs”).  Underlying funds in which the fund invests may include underlying funds advised by Madison and/or its affiliates including MEMBERS Mutual Funds as well as funds within the Madison Mosaic Funds family (the “affiliated underlying funds”). Generally, Madison will not invest more than 75% of the fund’s net assets, at the time of purchase, in affiliated underlying funds. Although actual allocations may vary, the fund’s current asset allocation among asset classes and underlying funds is approximately:

0-10%	money market funds;
0-30%	debt securities, all of which could be in below investment grade debt securities (e.g., bond funds, convertible bond funds and high income funds);
0-90%	equity securities (e.g., U.S. stock funds);
0-70%	foreign securities (e.g., international stock and bond funds); and
0-20%	alternative asset classes (e.g., real estate investment trust funds, natural resources funds, precious metal funds and long/short funds).

Madison may employ multiple analytical approaches to determine the appropriate asset allocation for the fund, including:

•
Asset allocation optimization analysis.  This approach considers the covariance between asset class returns (the degree to which returns in different asset classes do or do not move together), and the fund’s aim to achieve a favorable overall risk profile for any targeted level of portfolio return.

•
Scenario analysis.  This approach analyzes historical and expected return data to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.

•
Fundamental analysis.  This approach draws upon Madison’s equity and fixed income professionals to judge each asset class against current and forecasted market conditions.  Economic, industry and security level research will be utilized to develop return and risk expectations that may influence asset class selection.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The fund is a fund of funds, meaning that it invests primarily in the shares of underlying funds, including ETFs.  Thus, the fund’s investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests.  Each underlying fund’s performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that underlying fund.  Accordingly, the fund is subject to the risks of the underlying funds in direct proportion to the allocation of its assets among the underlying funds.  You could lose money as a result of your investment.  Additional risks of owing the fund are as follows:

Asset Allocation Risk.  The fund is subject to asset allocation risk, which is the risk that the selection of the underlying funds and the allocation of the fund’s assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

Market Risk.  The fund, through the underlying funds, is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.  Certain of the underlying funds may invest in the equity securities of smaller companies, which may fluctuate more in value and be more thinly traded than the general market.

Interest Rate Risk.  To the extent that the fund invests in underlying funds that invest in debt securities, the fund will be subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.

ETF Risks.  The main risks of investing in ETFs are the same as investing in a portfolio of equity securities comprising the index on which the ETF is based, although lack of liquidity in an ETF could result in it being more volatile than the securities comprising the index.  Additionally, the market prices of ETFs will fluctuate in accordance with both changes in the market value of their underlying portfolio securities and due to supply and demand for the instruments on the exchanges on which they are traded (which may result in their trading at a discount or premium to their net asset values.)  Index-based ETF investments may not replicate exactly the performance of their specific index because of transaction costs and because of the temporary unavailability of certain component securities of the index.

Risks of Non-Investment Grade Securities/Foreign Securities.  To the extent that the underlying funds invest in the following securities, the fund may be affected by additional risks relating to those securities:
•	non-investment grade securities; and
•	foreign securities.

Issuers of non-investment grade securities are typically in weak financial health and their ability to pay principal and interest is uncertain.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.   In addition to the S&P 500 broad based market index reflected in the chart below, a custom index is provided that reflects the fund’s asset allocation targets.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	2Q 2009	17.13%
Worst Calendar Quarter:	4Q 2008	-23.84%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 6/30/2006	Since Inception 5/1/2009
Class I Shares	27.91%	-2.57%	N/A
Class II Shares	27.59%	N/A	25.09%

S&P 500 Index	26.46%	-1.58%	29.70%
Aggressive Allocation Fund Custom Index	28.21%	0.95%	29.93%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~

~~In addition to the S&P 500 broad based market index reflected in the chart above, a custom index is provided that reflects the fund’s asset allocation targets.~~Portfolio Management

Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  David Hottmann, CPA and CFA (Portfolio Manager) and Patrick Ryan, CIMA (Portfolio Manager) co-manage the fund.  Mr. Hottmann has served in this capacity since September 2009 and Mr. Ryan has served in this capacity since January 2008.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

MONEY MARKET FUND

Investment Objective
The Cash Reserves Fund seeks high current income from money market instruments consistent with the preservation of capital and liquidity.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.45%	0.45%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
~~Total~~ Annual Fund Operating Expenses	~~__~~0.47%	~~__~~0.72%
Plus: Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses1	0.48% %	0.73%
______________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $18,783.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 49	$ 154	~~Class I~~$ 269	$ 605
		~~1 Year~~
		~~3 Years~~
Class II	75	~~5 Years~~234	407	908

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

~~Portfolio Turnover~~
~~The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was __% of the average value of its portfolio.~~

Principal Investment Strategies
The fund may invest in U.S. dollar-denominated foreign money market securities, although no more than 25% of the fund’s assets may be invested in these securities unless they are backed by a U.S. parent financial institution.  In addition, the fund may enter into repurchase agreements, engage in short-term trading and purchase securities on a when-issued or forward commitment basis. The fund maintains a dollar-weighted average portfolio maturity of 90 days or less.

To the extent permitted by law and available in the market, the fund may invest in mortgage-backed and asset-backed securities, including those representing pools of mortgage, commercial, or consumer loans originated by credit unions or other financial institutions.

Principal Risks
As with any money market fund, the yield paid by the fund will vary with changes in interest rates.  Generally, if interest rates rise, the market value of income bearing securities will decline.

Due to a number of market influences, yields on short-term U.S. Treasury debt instruments are currently near historical lows.  As a result, yields on the fund are currently at very low levels.  Should net yields (i.e., gross yields minus fund expenses) on the fund appear likely to fall below zero, causing your account value to drop in value, the fund’s adviser and distributor have agreed to waive fees and reimburse fund expenses to the extent necessary to prevent that from happening.  Any such waiver or reimbursement would be voluntary and could be discontinued at any time.  There is no guarantee that the fund will be able to avoid a negative yield.

During unusual periods of credit market illiquidity, it is possible that the fund’s holdings of commercial paper could be subject to principal loss in the event the fund needs to raise cash to meet redemptions.

An investment in the fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the fund attempts to maintain a stable price of $1.00 per share, there is no assurance that it will be able to do so and it is possible to lose money by investing in the fund.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  The 90-day U.S. Treasury Bill does not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	3Q 2000	1.56%
Worst Calendar Quarter:	4Q 2009	0.00%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	5 Years	10 Years	Since Inception 5/1/092009

Class I Shares	0.00%	2.74%	2.66%	N/A
Class II Shares	0.00%	2.52%	2.42%	0.00%
90-Day U.S. Treasury Bill	0.16%	2.88%	2.84%	Need data

~~The 90-day U.S. Treasury Bill does not reflect fees, expenses or taxes.~~Portfolio Management

Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts or CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid daily.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

BOND FUND

Investment Objective
The Bond Fund seeks to generate a high level of current income, consistent with the prudent limitation of investment risk.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.55%	0.55%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~0.57%	~~__~~0.82%
___________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $73,318.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 58	$ 183	~~Class I~~$ 319	$ 715
		~~1 Year~~
		~~3 Years~~
Class II	84	~~5 Years~~262	456	1,015

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~25% of the average value of its portfolio.

Principal Investment Strategies
Under normal circumstances, the fund invests at least 80% of its assets in bonds.  To keep current income relatively stable and to limit share price volatility, the fund emphasizes investment grade securities and maintains an intermediate (typically 3-6 year) average portfolio duration.  Duration is a measure of a security’s price sensitivity to changes in interest rates.  The fund also strives to minimize risk in the portfolio by making strategic decisions relating to credit risk and yield curve outlook. The fund may invest in the following instruments:
•
Corporate debt securities:  securities issued by domestic and foreign corporations which have a rating within the four highest categories and, to a limited extent (up to 20% of its assets), in securities not rated within the four highest categories;

•	U.S. Government debt securities: securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities;
•
Foreign government debt securities:  securities issued or guaranteed by a foreign government or its agencies or instrumentalities, payable in U.S. dollars, which have a rating within the four highest categories;

•
Non-rated debt securities: securities issued or guaranteed by corporations, financial institutions, and others which, although not rated by a national rating service, are considered by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser, to have an investment quality equivalent to one of the four highest categories; and

•
Asset-backed, mortgage-backed and commercial mortgage-backed securities:  securities issued or guaranteed by special purpose corporations and financial institutions which represent direct or indirect participation in, or are collateralized by, an underlying pool of assets.  The types of assets that can be “securitized” include residential or commercial mortgages, credit card receivables, automobile loans, and other assets.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
Several factors may affect the market price and yield of the fund’s securities, including investor demand and domestic and worldwide economic conditions.  The specific risks of owning the fund are set forth below.  You could lose money as a result of your investment.

Interest Rate Risk.  As with most income funds, the fund is subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income bearing securities.

Liquidity Risk.  The fund is also subject to liquidity risk, which means there may be little or no trading activity for the debt securities in which the fund invests, and that may make it difficult for the fund to value accurately and/or sell those securities.  In addition, liquid debt securities in which the fund invests are subject to the risk that during certain periods their liquidity will shrink or disappear suddenly and without warning as a result of adverse economic, regulatory or market conditions, or adverse investor perceptions.  If the fund experiences rapid, large redemptions during a period in which a substantial portion of its debt securities are illiquid, the fund may be forced to sell those securities at a discount, which could result in significant fund and shareholder losses.

Credit Risk.  The fund is subject to credit risk, which is the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due.  The ability of the fund to realize interest under repurchase agreements and pursuant to loans of the fund’s securities is dependent on the ability of the seller or borrower, as the case may be, to perform its obligation to the fund.

Prepayment/Extension Risk.  The fund is subject to prepayment/extension risk, which is the chance that a fall/rise in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the fund’s return.

Non-Investment Grade Security Risk.  To the extent that the fund invests in non-investment grade securities, the fund is also subject to above-average credit, market and other risks.  Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain.  Compared to issuers of investment grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~

Best Calendar Quarter:	3Q 2001	4.77%
Worst Calendar Quarter:	2Q 2004	-2.55%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	5 Years	10 Years	Since Inception 5/1/092009
Class I Shares	6.50%	4.18%	5.21%	N/A
Class II Shares	6.24%	3.92%	4.95%	5.55%

Merrill Lynch U.S. Corporate, Government and Mortgage Index	5.24%	5.09%	6.40%	4.96%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  Dean “Jack” Call, DBA and CFA (Portfolio Manager) and Paul Lefurgey, CFA (Portfolio Manager) co-manage the fund.  Mr. Call has served in this capacity since 2004 and Mr. Lefurgey has served in this capacity since July 2009.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

HIGH INCOME FUND

Investment Objective
The High Income Fund seeks high current income.  The fund also seeks capital appreciation, but only when consistent with its primary goal.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.75%	0.75%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~0.77%	~~__~~1.02%
_____________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $14,749.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 79	$ 246	~~Class I~~$ 428	$ 954
		~~1 Year~~
		~~3 Years~~
Class II	104	~~5 Years~~325	563	1,248

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).   A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~73% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in lower-rated, higher-yielding income bearing securities, such as “junk” bonds.  Because the performance of these securities has historically been strongly influenced by economic conditions, the fund may rotate securities selection by business sector according to the economic outlook.  Under normal market conditions, the fund invests at least 80% of its assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities.  Types of bonds and other securities include, but are not limited to, domestic and foreign corporate bonds, debentures, notes, convertible securities, preferred stocks, municipal obligations and government obligations.  The fund may invest in mortgage-backed securities, credit default swaps, total return swaps and bank loans to high yield corporate issuers.  Up to 25% of the fund’s assets may be invested in the securities of issuers in any one industry.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The specific risks of owning the fund are set forth below.  You could lose money as a result of your investment.

Interest Rate/Credit Risks.  The fund is subject to above-average interest rate and credit risks, which are risks that the value of your investment will fluctuate in response to changes in interest rates or an issuer will not honor a financial obligation.  Investors should expect greater fluctuations in share price, yield and total return compared to bond funds holding bonds and other income bearing securities with higher credit ratings and/or shorter maturities.  These fluctuations, whether positive or negative, may be sharp and unanticipated.

Liquidity Risk.  The fund is also subject to liquidity risk, which means there may be little or no trading activity for the debt securities in which the fund invests, and that may make it difficult for the fund to value accurately and/or sell those securities.  In addition, liquid debt securities in which the fund invests are subject to the risk that during certain periods their liquidity will shrink or disappear suddenly and without warning as a result of adverse economic, regulatory or market conditions, or adverse investor perceptions.  If the fund experiences rapid, large redemptions during a period in which a substantial portion of its debt securities are illiquid, the fund may be forced to sell those securities at a discount, which could result in significant fund and shareholder losses.

Non-Investment Grade Security Risk.  Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain.  Compared to issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.  “Junk” bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Bank Loan Risk.  The fund may invest in bank loans to below-investment grade rated corporate issuers via loan participations and assignments.  The purchase of bank loans involve special types of risk, including credit risk, interest rate risk, liquidity risk, and the risks of being a lender.

Credit Default and Total Return Swap Risk.  The fund may also invest in credit default and total return swaps.  In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments.  Certain categories of swap agreements often have terms of greater than seven days and may be considered illiquid.  Moreover, the fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counter- party.  The swaps market is a relatively new market and is largely unregulated.  It is possible that developments in the swaps market, including potential government regulation, could adversely affect the fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Prepayment/Extension Risk.  The fund may also invest in mortgage-backed securities that are subject to prepayment/extension risks, which is the chance that a fall/rise in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the fund’s return.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

~~Calendar Year Total Returns for Class I Shares~~

~~[insert bar chart and best/worst quarters]~~

~~Average Annual Total Returns~~
~~For Periods Ended December 31, 2009~~
	1 Year	5 Years	~~Since Inception~~ 10/31/00	~~Since Inception~~ 5/1/09
~~Class I Shares~~
~~Class II Shares~~

~~Merrill Lynch U.S. High Yield Master II Constrained Index~~

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  ~~You cannot invest directly in an index.~~For periods shown prior to February 28, 2005 in the ~~above~~ chart below, the fund returns reflect the fund’s performance under the management of the previous subadviser, which was replaced by Shenkman Capital Management, Inc. effective February 28, 2005.

Calendar Year Total Returns for Class I Shares
Best Calendar Quarter:	3Q 2009	9.51%
Worst Calendar Quarter:	4Q 2008	-10.47%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	5 Years	Since Inception 10/31/2000	Since Inception 5/1/2009
Class I Shares	34.29%	5.54%	6.62%	N/A
Class II Shares	33.97%	5.27%	N/A	17.49%

Merrill Lynch U.S. High Yield Master II Constrained Index	58.10%	6.40%	7.67%	34.61%

Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC (“Madison”).  Madison has delegated the day-to-day responsibility of managing the fund to Shenkman Capital Management, Inc. (“Shenkman”).  Mark Shenkman (President and Chief Investment Officer of Shenkman), Frank Whitely (Executive Vice President and Senior Portfolio Manager of Shenkman) and Mark Flanagan, CPA and CFA (Executive Vice President and Portfolio Manager of Shenkman), co-manage the fund.  Messrs. Shenkman, Whitely and Flanagan have served as co-managers of the fund since February 2005.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

DIVERSIFIED INCOME FUND

Investment Objective
The Diversified Income Fund seeks a high total return through the combination of income and capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.70%	0.70%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~0.72%	~~__~~0.97%
___________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $71,315.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 74	$ 230	~~Class I~~$ 401	$ 894
		~~1 Year~~
		~~3 Years~~
Class II	99	~~5 Years~~309	536	1,190

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.    These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~26% of the average value of its portfolio.

Principal Investment Strategies
The fund seeks income by investing in a broadly diversified array of securities including bonds, common stocks, real estate securities, foreign market bonds and stocks and money market instruments.  Bonds, stock and cash components will vary, reflecting the portfolio managers’ judgments of the relative availability of attractively yielding and priced stocks and bonds.  Generally, however, bonds (including investment grade, high yield and mortgage- or asset-backed) will constitute up to 80% of the fund’s assets, stocks (common, preferred and convertible bonds) will constitute up to 60% of the fund’s assets, real estate securities will constitute up to 25% of the fund’s assets, foreign (including emerging market) stocks and bonds will constitute up to 25% of the fund’s assets and money market instruments may constitute up to 25% of the fund’s assets.  Although the fund is permitted to invest up to 80% of its assets in lower credit quality bonds, under normal circumstances, the fund intends to limit the investment in lower credit quality bonds to less than 50% of the fund’s assets.  The balance between the two strategies of the fund—i.e., fixed income investing and equity investing—is determined after reviewing the risks associated with each type of investment, with the goal of meaningful risk reduction as market conditions demand.

The fund may also invest in exchange traded funds (“ETFs”) that are registered investment companies and may also write (sell) covered call options, when deemed appropriate by the portfolio managers, in order to generate additional income through the collection of option premiums.

The fund typically sells a stock when the fundamental expectations for producing competitive yields at an acceptable level of price risk no longer apply, the price exceeds its intrinsic value or other stocks appear more attractive.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
As with any fund that invests in stocks, bonds, real estate investment trusts and foreign securities, the fund is subject to market, interest rate and foreign market risks.  To the extent that it invests in non-investment grade securities and mortgage-backed securities, the fund may be affected by additional risks relating to these securities.  You could lose money as a result of your investment.

Market Risk.  The fund is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.

Interest Rate Risk.  The fund is subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Non-Investment Grade Security Risk.  Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain.  Compared to issuers of investment grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.  “Junk” bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news.

Mortgage-Backed Security Risk.  Mortgage-backed securities are subject to prepayment/extension risk, which is the chance that a rise or fall in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the underlying fund’s return.

Option Risk.  As the writer of a covered call option, the fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option also has no control over the time when it may be required to fulfill its obligation as a writer of the option.  Once an option writer has received an exercise notice, it may not be able to effect a closing purchase transaction in order to terminate its obligation under the option and must then deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the fund seeks to close out an option position.  If the fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

~~Calendar Year Total Returns for Class I Shares~~

~~[insert bar chart and best/worst quarters]~~

~~Average Annual Total Returns~~
~~For Periods Ended December 31, 2009~~
	1 Year	5 Years	10 Years	~~Since Inception~~ 5/1/09
~~Class I Shares~~
~~Class II Shares~~

~~Russell 1000® Index~~
~~Merrill Lynch U.S. Corporate, Government and Mortgage Index~~

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  ~~You cannot invest directly in an index.~~For the periods shown prior to May 1, 2007 in the ~~above~~ chart below, the fund returns reflect the fund’s performance prior to the change in investment strategy from the Balanced Fund to the Diversified Income Fund.

Calendar Year Total Returns for Class I Shares
Best Calendar Quarter:	2Q 2003	9.98%
Worst Calendar Quarter:	3Q 2002	-8.46%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	5 Years	10 Years	Since Inception 5/1/2009
Class I Shares	10.74%	2.39%	2.45%	N/A
Class II Shares	10.46%	2.13%	2.20%	14.43%
Russell 1000® Index	28.43%	0.79%	-0.49%	30.25%
Merrill Lynch U.S. Corporate, Government and Mortgage Index	5.24%	5.09%	6.40%	4.96%

Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  Dean “Jack” Call, DBA and CFA (Portfolio Manager) and John Brown, CFA (Portfolio Manager) co-manage the fund.  Mr. Call has served in this capacity since 2004 and Mr. Brown has served in this capacity since 1998.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans  will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

EQUITY INCOME FUND

Investment Objective
The Equity Income Fund seeks to provide consistent total return and, secondarily, to provide a high level of income and gains from option premiums.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class Y
Management Fees	0.90%	0.90%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses	~~__~~0.92%	~~__~~1.17%
_____________________________________________________________________________________
1 Because the fund is new, other expenses are estimated for the current fiscal year.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	~~3~~1 ~~Years~~Year	3 Years
~~5 Years~~
Class I	~~10 Years~~$ 94	$ 293
~~Class II~~				~~Class I~~
Class II	~~1 Year~~119	372

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  Because the fund did not commence operations until the date of this prospectus, there is no portfolio turnover rate to report as of yet for the fund.

Principal Investment Strategies
The fund invests, under normal conditions, primarily in common stocks of large- and mid-capitalization issuers that are, in the view of the fund’s investment adviser, selling at a reasonable price in relation to their long-term earnings growth rates.

Under normal market conditions, the fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities.  The fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends.  Under normal market conditions, the fund will invest at least 80% of its total assets in common stocks, with at least 65% of this amount invested in common stocks of large capitalization issuers that met the fund’s selection criteria.  The fund may invest the remainder of its common stock investments in companies that meet the fund’s selection criteria but whose market capitalization is considered to be middle sized or “mid-cap” (between $1 billion and $7 billion at the time of the fund’s investment).  The fund’s investment adviser will allocate the fund’s assets among stocks in sectors of the economy based upon the investment adviser’s views on forward earnings growth rates, adjusted to reflect the investment adviser’s views on economic and market conditions and sector risk factors.

The fund will employ an option strategy of writing covered call options on a substantial portion of the common stocks in its portfolio.  The extent of option writing activity will depend upon market conditions and the investment adviser’s ongoing assessment of the attractiveness of writing call options on the fund’s stock holdings. In addition to providing income, covered call writing helps to reduce the volatility (and risk profile) of the fund by providing downside protection.

In addition to its covered call strategy, the fund may, to a lesser extent (not more than 20% of its total assets), pursue an option strategy that includes the writing of both put options and call options on certain of the common stocks in the fund’s portfolio.  To seek to offset some of the risk of a larger potential decline in the event the overall stock market has a sizable short-term or intermediate-term decline, the fund may, to a limited extent (not more than 2% of its total assets) purchase put options on broad-based securities indices (such as the S&P 500, S&P MidCap 400 or other indices deemed suitable) or certain exchange traded funds (“~~EFTs~~ETFs”) that trade like common stocks but represent such market indices.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments. To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The specific risks of owning the fund are set forth below.  You could lose money as a result of your investment.

Investment Risk.  An investment in the fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.  An investment in the fund represents an indirect investment in the securities owned by the fund, a majority of which are traded on a national securities exchange or in the over-the-counter markets.  The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.  Your investment at any point in time may be worth less than you original investment, even after taking into account the reinvestment of fund distributions.

Equity Risk.  Substantially all of the fund’s assets will be invested in common stocks and (to a lesser extent) preferred equity securities, and therefore a principal risk of investing in the fund is equity risk.  Equity risk is the risk that securities held by the fund will fluctuate in value due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the fund participate, and the particular circumstances and performance of particular companies whose securities the fund holds.  In addition, while broad market measures of common stocks have historically generated higher average returns than fixed income securities, common stocks have also experienced significantly more volatility in those returns.

Option Risk.  There are several risks associated with transactions in options on securities, as follows:

•
There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives.

•
As the writer of a covered call option, the fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline.

•
The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option.  Once an option writer has received an exercise notice, it may not be able to effect a closing purchase transaction in order to terminate its obligation under the option and must then deliver the underlying security at the exercise price.

•
There can be no assurance that a liquid market will exist when the fund seeks to close out an option position.  If the fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

•
The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets.

•
The value of call options will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration.  Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of events affecting the underlying equity security.  A reduction in the exercise price of an option would reduce the fund’s capital appreciation potential on the underlying security.

•

•
When the fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price.  If the option is exercised, the fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise.  Also, while the fund’s potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the fund risks a loss equal to the entire value of the stock.

•
If a put option purchased by the fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price, the fund will lose its entire investment in the option.

The fund’s options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded.  The number of options which the fund may write or purchase may be affected by options written or purchased by other clients of the fund’s investment adviser or its affiliates.

Tax Risk.  The fund will generate taxable income and therefore is subject to tax risk.  In addition to option premium income, most or all of the gains from the sale of the underlying securities held by the fund on which options are written may be short-term capital gains taxed at ordinary income rates in any particular year.  Because the fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying stocks may force the fund to realize capital gains or losses at inopportune times.  The fund’s transactions in options are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), and (vi) cause the fund to recognize income or gain without a corresponding receipt of cash.

Mid-Cap Company Risk.  The fund’s investments in mid-capitalization companies may entail greater risks than investments in larger, more established companies.  Mid-capitalization companies tend to have narrower product lines, fewer financial resources and a more limited trading market for their securities, as compared to larger companies.  They may also experience greater price volatility than securities of larger capitalization companies because growth prospects for these companies may be less certain and the market for such securities may be smaller.  Some growth-oriented companies may not have established financial histories; often have limited product lines, markets or financial resources; may depend on a few key personnel for management; and may be susceptible to losses and risks of bankruptcy.

Active Trading Risk.  Because the fund may engage in active and frequent trading of portfolio securities to achieve the fund’s investment objective, the fund may have increased costs, which can lower the actual return of the fund.  Active trading may also increase short-term gains and losses, which may affect taxes that must be paid.

Concentration Risk.  To the extent that the fund makes substantial investments in a single sector, the fund will be more susceptible to adverse economic or regulatory occurrences affecting those sectors.

Performance – Performance information is not provided because the fund is new.

Portfolio Management
The investment adviser to the fund is Madison Asset Management, LLC, and Frank Burgess (President and Founder of Madison Investment Advisors, Inc., the parent company of Madison Asset Management, LLC) and Ray DiBernardo, CFA (Portfolio Manager) co-manage the fund.  Messrs. Burgess and DiBernardo have served in this capacity since inception of the fund in May 2010.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

LARGE CAP VALUE FUND

Investment Objective
The Large Cap Value Fund seeks long-term capital growth, with income as a secondary consideration.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~    The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.60%	0.60%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~0.62%	~~__~~0.87%
________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.     In effect, the agreement serves as a fee cap, capping fees at $120,439.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 63	$ 199	~~Class I~~$ 346	$ 774
		~~1 Year~~
		~~3 Years~~
Class II	89	~~5 Years~~278	482	1,073

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~81% of the average value of its portfolio.

Principal Investment Strategies
The fund will, under normal market conditions, maintain at least 80% of its assets in large cap stocks (generally, stocks with a market capitalization of the companies represented in the Russell 1000® Value Index).  The fund follows what is known as a “value” approach, which generally means that the manager seeks to invest in stocks at prices below their perceived intrinsic value as estimated based on fundamental analysis of the issuing company and its prospects.  By investing in value stocks, the fund attempts to limit the downside risk over time but may also produce smaller gains than other stock funds if their intrinsic values are not realized by the market or if growth-oriented investments are favored by investors.  The fund will diversify its holdings among various industries and among companies within those industries.  The fund may also invest in warrants, convertible securities, preferred stocks and debt securities (including non-investment grade debt securities).  The fund may invest up to 25% of its assets in foreign securities, including American Depository Receipts (“ADRs”), and may invest in exchange traded funds (“ETFs”) that are registered investment companies.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its intrinsic value or other stocks appear more attractively priced relative to their intrinsic values.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
As with any fund that invests in stocks and also seeks income, this fund is subject to market risk and, to a lesser extent, interest rate risk~~, meaning the value of your investment will fluctuate in response to stock market and interest rate movements~~.  The fund’s investments may rise and/or fall based upon investor perception and attitude rather than economic valuations.  You could lose money as a result of your investment.  ~~Additional~~A discussion of these and other risks associated with owning the fund are set forth below.

Market Risk.  The fund is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.

Interest Rate Risk.  The fund is subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.

Value Investing Risk.  The fund primarily invests in “value” oriented stocks which may help limit the risk of negative portfolio returns.  However, these “value” stocks are subject to the risk that their perceived intrinsic values may never be realized by the market, and to the risk that, although the stock is believed to be undervalued, it is actually appropriately priced or overpriced due to unanticipated problems associated with the issuer or industry.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	2Q 2003	16.91%
Worst Calendar Quarter:	4Q 2008	-20.99%
Average Annual Total Returns
For Periods Ended December 31, 2009

	1 Year	5 Years	10 Years	Since Inception 5/1/092009
Class I Shares	16.79%	-0.87%	-0.44%	N/A
Class II Shares	16.50%	-1.12%	-0.69%	26.09%

Russell 1000® Value Index	19.69%	-0.25%	2.47%	29.88%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  John Brown, CFA (Portfolio Manager) and Dan Julie, CPA and CFA, co-manage the fund.  Mr. Brown has served in this capacity since July 2009, and Mr. Julie has served in this capacity since May 2010.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

LARGE CAP GROWTH FUND

Investment Objective
The Large Cap Growth Fund seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class B
Management Fees	0.80%	0.80%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~0.82%	~~__~~1.07%
_____________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $76,596.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 84	$ 262	~~Class I~~$ 455	$1,014
		~~1 Year~~
		~~3 Years~~
Class II	109	~~5 Years~~340	590	1,306

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~89% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in common stocks of larger companies and will, under normal market conditions, maintain at least 80% of its assets in such large cap stocks (generally, stocks with a market capitalization of the companies in the Russell 1000® Growth Index).  The fund seeks stocks that have low market prices relative to their perceived growth capabilities as estimated based on fundamental analysis of the issuing companies and their prospects.  This is sometimes referred to as a “growth” approach.  Relative to ~~the Large Cap Value Fund~~value-oriented stock funds, the Large Cap Growth Fund typically will seek more earnings growth capability in the stocks it purchases, and may include some companies undergoing more significant changes in their operations or experiencing significant changes in their markets.  The fund will diversify its holdings among various industries and among companies within those industries.  The fund may also invest in warrants, preferred stocks and convertible securities, and may invest up to 25% of its assets in foreign securities, including American Depository Receipts (“ADRs”), of emerging market securities.  The fund may invest in exchange traded funds (“ETFs”) that are registered investment companies.  The Fund has an active trading strategy which will lead to more portfolio turnover than a more passively-managed fund.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its perceived value or other stocks appear more attractively priced relative to their prospects.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
As with any fund that invests in equity securities, this fund is subject to market risk~~, the risk that the value of an investment may fluctuate in response to stock market movements~~.  You could lose money as a result of your investment.  ~~Additional~~A discussion of this and other risks associated with owning the fund are set forth below.

Market Risk.  The fund is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.

Growth Investing Risk.  Due to its focus on stocks that may appreciate in value and lack of emphasis on those that provide current income, this fund will typically experience greater volatility over time than the Large Cap Value Fund.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Active Trading Risk.  Because of the fund’s strategy to engage in active and frequent trading of portfolio securities to achieve the fund’s investment objective, the fund may have increased costs, which can lower the actual return of the fund.  Active trading may also increase short-term gains and losses, which may affect taxes that must be paid.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	Need	Need
Worst Calendar Quarter:	4Q 2008	-21.54%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	5 Years	10 Years	Since Inception 5/1/092009
Class I Shares	37.98%	1.47%	-0.16%	N/A

Class II Shares	37.64%	1.22%	-0.41%	26.09%

Russell 1000® Growth Index	37.21%	1.63%	-3.99%	30.57%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  Bruce Ebel, CFA (Portfolio Manager) and David Halford, CPA and CFA (Portfolio Manager) co-manage the fund.  Mr. Ebel has served in this capacity since 2005 and Mr. Halford has served in this capacity since July 2009.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

MID CAP FUND (formerly known as the Mid Cap Value Fund)

Investment Objective
The Mid Cap Fund seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	0.90%	0.90%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~0.92%	~~__~~1.17%
____________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $40,739.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 94	$ 293	~~Class I~~$ 509	$1,131
		~~1 Year~~
		~~3 Years~~
Class II	119	~~5 Years~~372	644	1,420

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~186% of the average value of its portfolio.

Principal Investment Strategies
The fund invests generally in common stocks, securities convertible into common stocks and related equity securities of midsize companies (generally, stocks with a market capitalization of less than $15 billion or the largest companies in the Russell Midcap® Index, if greater).  Under normal market conditions, the fund will maintain at least 80% of its assets in such mid cap securities.  However, the fund will not automatically sell a stock just because its market capitalization has changed and such positions may be increased through additional purchases.  The fund seeks attractive long-term returns through bottom-up security selection based on fundamental analysis in a diversified portfolio of high-quality growth companies with attractive valuations.  These will typically be industry leading companies in niches with strong growth prospects.  The fund’s portfolio manager believes in selecting stocks for the fund that show steady, sustainable growth and reasonable valuation.  As a result, stocks of issuers that are believed to have a blend of both value and growth potential will be selected for investment (this strategy is referred to as “growth at a reasonable price” or “GARP”).  The fund may also invest in exchange traded funds (“ETFs”) that are registered investment companies, warrants, preferred stocks and debt securities, including non-investment grade convertible debt securities, and up to 25% of its assets in foreign securities.  Stocks are generally sold when target prices are reached, company fundamentals deteriorate or more attractive stocks are identified.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of an investment will fluctuate in response to stock market movements.  You could lose money as a result of your investment.  Additional risks associated with owning the fund are set forth below.

Mid Cap Risk.  The fund’s investments in midsize companies may entail greater risks than investments in larger, more established companies.  Midsize companies tend to have narrower product lines, fewer financial resources and a more limited trading market for their securities, as compared to larger companies.  They may also experience greater price volatility than securities of larger capitalization companies because growth prospects for these companies may be less certain and the market for such securities may be smaller.  Some midsize companies may not have established financial histories; may have limited product lines, markets or financial resources; may depend on a few key personnel for management; and may be susceptible to losses and risks of bankruptcy.

Foreign Security Risk.  To the extent that the fund invests in other higher-risk securities, it takes on additional risks that could adversely affect its performance.  For example, to the extent the fund invests in foreign securities, the fund will be subject to risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

~~Calendar Year Total Returns for Class I Shares~~

~~[insert bar chart and best/worst quarters]~~

~~Average Annual Total Returns~~
~~For Periods Ended December 31, 2009~~
	1 Year	5 Years	~~Since Inception~~ 10/31/00	~~Since Inception~~ 5/1/09
~~Class I Shares~~

~~Class II Shares~~

~~Russell Midcap® Growth Index1~~
~~Russell Midcap® Index1~~

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~

~~_________________________________________________~~

~~1~~           Effective the date of this prospectus, the Russell Midcap® Growth Index was replaced with the Russell Midcap® Index as the benchmark against which the fund measures its performance because Madison believes the new index better reflects the fund’s investment strategies.  Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  Effective May 1, 2010, the Ultra Series Mid Cap Growth Fund merged with and into the Ultra Series Mid Cap Value Fund and the Mid Cap Value Fund changed its name to the “Mid Cap Fund.”  Although the Mid Cap Value Fund was the legal survivor in the merger, the Mid Cap Growth Fund was the accounting and tax survivor, so historical performance data reflects that of the Mid Cap Growth Fund.  For periods shown in the ~~above~~ chart below prior to May 1, 2002, the fund returns reflect the fund’s performance under the management of the previous subadviser, which was replaced by Wellington Management Company, LLP effective May 1, 2002.  Wellington was terminated as subadviser as of July 1, 2009.

Calendar Year Total Returns for Class I Shares
Best Calendar Quarter:	2Q 2009	27.68%
Worst Calendar Quarter:	4Q 2008	-32.68%

Average Annual Total Returns
For Periods Ended December 31, 2009

	1 Year	5 Years	Since Inception 10/31/2000	Since Inception 5/1/2009
Class I Shares	47.28%	0.54%	-3.42%	N/A
Class II Shares	46.93%	0.29%	N/A	26.13%

Russell Midcap® Growth Index	46.29%	2.40%	-0.70%	32.55%
Russell Midcap® Index	Need	Need	Need	Need

Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC. Richard Eisinger (Portfolio Manager) and Matt Hayner, CFA (Portfolio Manager) co-manage the fund.  Messrs. Eisinger and Hayner have served in this capacity since May 2010.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

SMALL CAP FUND (formerly known as the Small Cap Value Fund)

Investment Objective
The Small Cap Fund seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	1.10%	1.10%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.01%	~~__~~0.01%
Total Annual Fund Operating Expenses1	~~__~~1.11%	~~__~~1.36%
____________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $1,035.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 113	$ 353	~~Class I~~$ 612	$1,352
		~~1 Year~~
		~~3 Years~~
Class II	138	~~5 Years~~431	745	1,635

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~21% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in a diversified mix of common stocks of small cap U.S. companies that are believed to be undervalued by various measures and offer sound prospects for capital appreciation.  For purposes of this fund, “small cap companies” are those with market capitalizations that are within the range of capitalizations of companies represented in either the S&P SmallCap 600 Index or the Russell 2000® Index.  The subadviser employs a value-oriented investment approach in selecting stocks, using proprietary fundamental research to identify securities of issuers the subadviser believes have attractive valuations.  The subadviser focuses on companies with a record of above average rates of profitability that sell at a discount relative to the overall small cap market.  Through fundamental research, the subadviser seeks to identify those companies which possess one or more of the following characteristics: sustainable competitive advantages within a market niche; strong profitability and free cash flows; strong market share positions and trends; quality of and share ownership by management; and financial structures that are more conservative than the relevant industry average.  The fund may invest up to 25% of its assets in foreign securities.  The fund may also invest in exchange traded funds (“ETFs”) that are registered investment companies.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments. To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of an investment will fluctuate in response to stock market movements.  You could lose money as a result of your investment.  Additional risks associated with owning the fund are set forth below.

Small Cap Risk—Price Volatility.  Due to its focus on small cap companies, the fund may experience significant volatility over time.  Small companies tend to have narrower product lines, fewer financial resources and a more limited trading market for their securities, as compared to larger companies.  The securities of smaller companies also experience greater price volatility than securities of larger capitalization companies.

Small Cap Risk—Illiquidity.  During certain periods, the liquidity of the securities of small cap companies may shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions. This liquidity risk could translate into losses for the fund if it has to sell illiquid securities at a disadvantageous time. The costs of purchasing or selling securities of small capitalization companies are often greater than those of more widely traded securities.  Securities of smaller capitalization companies can also be difficult to value.

Value Investing Risk.  A “value” approach to investing includes the risks that a stock’s perceived intrinsic value may never be realized by the market, and that a stock that is believed to be undervalued actually is appropriately priced or overpriced due to unanticipated problems associated with the issuer or industry.  There is also the possibility that the fund may underperform (relative to its benchmark) when speculative, growth securities dominate performance in the Russell 2000® Index.

Foreign Security Risk.  Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities.  These risks may make the fund more volatile than a comparable domestic stock fund.  For example, foreign securities are typically subject to: Fluctuations in currency exchange rates;  higher trading and custody charges compared to securities of U.S. companies; different accounting and reporting practices than U.S. companies--as a result, it is often more difficult to evaluate financial information from foreign issuers.  Also the laws of some foreign countries limit the information that is made available to investors; less stringent securities regulations that those of the U.S.; potential political instability; and potential economic instability--the economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuations.  The risks of international investing are higher in emerging markets such as those of Latin America, Africa, Asia and Eastern Europe.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

~~Calendar Year Total Returns for Class I Shares~~

~~[insert bar chart and best/worst quarters]~~

~~Average Annual Total Returns~~
~~For Periods Ended December 31, 2009~~
	1 Year	~~Since Inception~~ 5/1/07	~~Since Inception~~ 5/1/09
~~Class I Shares~~

~~Class II Shares~~

~~Russell 2000® Value Index1~~
~~Russell 2000® Index1~~

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~

~~____________________________________________________________________________________________________________________~~
~~1~~ Effective November 30, ~~2009,~~2009? as of the date of this prospectus, the Russell 2000® Value Index was replaced with the Russell 2000® Index as the benchmark against which the fund measures its performance because Madison believes the new index better reflects the fund’s investment strategies .  Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  Effective May 1, 2010, the Ultra Series Small Cap Growth Fund merged with and into the Ultra Series Small Cap Value Fund and the Small Cap Value Fund changed its name to the “Small Cap Fund.”

Calendar Year Total Returns for Class I Shares
Best Calendar Quarter:	3Q 2009	21.55%
Worst Calendar Quarter:	4Q 2008	-23.32%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 5/1/2007	Since Inception 5/1/2009
Class I Shares	31.56%	-4.46%	N/A
Class II Shares	31.24%	N/A	31.57%

Russell 2000® Value Index	20.58%	-10.01%	29.49%
Russell 2000® Index	_________%	_______%	______%

Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC (“Madison”).  Madison has delegated the day-to-day responsibility of managing the fund to Wellington Management Company, LLP (“Wellington Management”).  Timothy McCormack, CFA (Senior Vice President and Equity Portfolio Manager of Wellington Management) is the fund’s portfolio manager, and Shaun Pedersen (Vice President and Equity Portfolio Manager of Wellington Management) is involved in portfolio management and securities analysis for the fund.  Mr. McCormack has served in this capacity since July 2008, and Mr. Pedersen has served in this capacity since 2006.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

INTERNATIONAL STOCK FUND

Investment Objective
The International Stock Fund seeks long-term growth of capital.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I	Class II
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	1.20%	1.20%
Distribution and/or Service (Rule 12b-1) Fees	None	0.25%
Other Expenses1	~~__~~0.02%	~~__~~0.02%
Total Annual Fund Operating Expenses1	~~__~~1.22%	~~__~~1.47%
_________________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.   In effect, the agreement serves as a fee cap, capping fees at $24,119.

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	~~10~~3 Years	5 Years	10 Years
Class ~~II~~I	$ 124	$ 387	~~Class I~~$ 670	$1,477
		~~1 Year~~
		~~3 Years~~
Class II	150	~~5 Years~~465	803	1,757

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~87% of the average value of its portfolio.

Principal Investment Strategies
Under normal market conditions, the fund invests at least 80% of its assets in foreign equity securities.  Foreign equity securities are securities that are issued by companies organized or whose principal operations are outside the U.S., are principally traded outside of the U.S., or are quoted or denominated in a foreign currency.  Equity securities include common stocks, securities convertible into common stocks, preferred stocks, and other securities representing equity interests such as American Depository Receipts (“ADRs”), receipts typically issued by a U.S. financial institution which evidence ownership of underlying securities of foreign corporate issuers, European Depository Receipts (“EDRs”) and Global Depository Receipts (“GDRs”).  EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. financial institution similar to that for ADRs and are designed for use in non-U.S. securities markets.  The fund may also invest in debt securities, foreign money market instruments, and other income bearing securities as well as forward foreign currency exchange contracts and other derivative securities and contracts.  The fund usually holds securities of issuers located in at least three countries other than the U.S.

Typically, a majority of the fund’s assets are invested in relatively large capitalization stocks of issuers located or operating in developed countries.  Such securities are those issued by companies located in countries included in the Morgan Stanley Capital International, Europe, Australasia, and Far East (“MSCI EAFE”) Index.  The fund may also invest up to 30% of its assets in securities of companies whose principal business activities are located in emerging market countries.  The subadviser typically maintains this segment of the fund’s portfolio in such stocks which it believes have a low market price relative to their perceived value based on fundamental analysis of the issuing company and its prospects.  This is sometimes referred to as a “value” approach.  It may also invest in foreign debt and other income bearing securities at times when it believes that income bearing securities have greater capital appreciation potential than equity securities.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
As with any fund investing in stocks, the fund is subject to market risk, the risk that the value of an investment will fluctuate in response to stock market movements.  You could lose money as a result of your investment.  Additional risks associated with owning the fund are set forth below.

Foreign Security Risk.  Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities.  These risks may make the fund more volatile than a comparable domestic stock fund.  For example, foreign securities are typically subject to:

•	Fluctuations in currency exchange rates.
•	Higher trading and custody charges compared to securities of U.S. companies.
•
Different accounting and reporting practices than U.S. companies.  As a result, it is often more difficult to evaluate financial information from foreign issuers.  Also, the laws of some foreign countries limit the information that is made available to investors.

•	Less stringent securities regulations than those of the U.S.
•	Potential political instability.
•
Potential economic instability.  The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation and industry diversification.  Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuations.

The risks of international investing are higher in emerging markets such as those of Latin America, Africa, Asia and Eastern Europe.

Interest Rate Risk.  To the extent the fund invests in debt securities, the fund will be subject to interest rate risk, which is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income bearing securities.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.

~~Calendar Year Total Returns for Class I Shares~~

~~[insert bar chart and best/worst quarters]~~

~~Average Annual Total Returns~~
~~For Periods Ended December 31, 2009~~
	1 Year	5 Years	~~Since Inception~~ 10/31/00	~~Since Inception~~ 5/1/09
~~Class I Shares~~

~~Class II Shares~~

~~MSCI EAFE Index~~

Class II shares performance prior to inception is based on the performance of the fund’s Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares.  Index returns shown do not reflect fees, expenses or taxes.  ~~You cannot invest directly in an index.~~Effective May 1, 2010, the Ultra Series Global Securities Fund merged with and into the Ultra Series International Stock Fund.

Calendar Year Total Returns for Class I Shares

Best Calendar Quarter:	2Q 2009	22.70%
Worst Calendar Quarter:	3Q 2002	-17.19%
Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	5 Years	Since Inception 10/31/2000	Since Inception 5/1/2009
Class I Shares	27.90%	4.83%	4.45%	N/A
Class II Shares	27.59%	4.57%	N/A	32.30%

MSCI EAFE Index	32.46%	4.02%	3.44%	36.11%

Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC (“Madison”).  Madison has delegated the day-to-day responsibility of managing the fund to Lazard Asset Management LLC (“Lazard”).  John Reinsberg (Deputy Chairman of Lazard), Michael Bennett, CPA (Managing Director and Portfolio Manager of Lazard), Michael Fry (Managing Director and Portfolio Manager of Lazard), and Michael Powers (Managing Director and Portfolio Manager of Lazard) co-manage the fund.  Messrs. Reinsberg and Bennett have co-managed the fund since its inception, and Mr. Fry joined the team in 2002 while Mr. Powers joined the team in 2005.

Purchase and Sale of Fund Shares
Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”), while Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

TARGET RETIREMENT 2020 FUND

Investment Objective
The Target Retirement 2020 Fund seeks to provide capital appreciation and current income consistent with its current asset allocation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management Fees	0.40%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses1	~~___~~0.01%
Annual Fund Operating Expenses	~~___~~0.41%
Plus: Acquired Fund Fees and Expenses~~2~~	~~___~~0.78%
Total Annual Fund Operating Expenses1	~~___~~1.19%
_____________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $337.

~~2 Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.~~

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

~~Class I~~
~~1 Year~~
~~3 Years~~
~~5 Years~~
~~10 Years~~

	1 Year	3 Years	5 Years	10 Years
Class I	$ 121	$ 421	$ 744	$1,665

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~78% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in shares of other registered investment companies (the “underlying funds”) according to an asset allocation strategy developed by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser, for investors planning to retire in or within a few years of 2020.  Over time, the fund’s asset allocation will become more conservative until it reaches approximately 15-30% in stock funds and 70-85% in bond funds.  The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.  Although the actual allocations may vary, the fund’s current asset allocation among asset classes and underlying funds is approximately:

           0-10%           money market funds;
           30-60%                      U.S. and international bond funds;
           0-15%                      high income funds;
           30-60%                      U.S. stock funds;
           5-20%                      international stock funds; and
           0-15%           other funds.

On a periodic basis, Madison will evaluate and sometimes revise the fund's asset allocations, including revising the asset class weightings and adding and/or removing underlying funds. Madison will also monitor the underlying funds on an ongoing basis and may increase or decrease the fund's investment in one or several underlying funds. The underlying fund selections are made based on several considerations, including the fund's style or asset class exposures, portfolio characteristics, risk profile, and investment process.

Underlying funds in which the fund invests may include underlying funds advised by Madison and/or its affiliates, including MEMBERS Mutual Funds as well as funds within the Madison Mosaic Funds family (the “affiliated underlying funds”), as well as exchange traded funds (“ETFs”).  Generally, Madison will not invest more than 50% of the fund’s net assets, at the time of purchase, in affiliated underlying funds.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The fund is a fund of funds, meaning that it invests primarily in the shares of underlying funds, including ETFs.  Thus, the fund’s investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests.  Each underlying fund’s performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that underlying fund.  Accordingly, the fund is subject to the risks of the underlying funds in direct proportion to the allocation of its assets among the underlying funds.  You could lose money as a result of your investment.  Additional risks of owing the fund are as follows:

Asset Allocation Risk.  The fund is subject to asset allocation risk, which is the risk that the selection of the underlying funds and the allocation of the fund’s assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

Market and Financial Risk.  The fund  is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.  The equity investments of underlying funds also subject the fund to financial risk, which is the risk that an issuer’s earnings prospects and overall financial position will deteriorate, causing a decline in the security’s value.

Income Volatility, Interest Rate Risk and Credit Risk.  The fund, through the underlying funds, is subject to income volatility, interest rate risk and credit risk.  Income volatility refers to the degree and speed with which changes in prevailing market interest rates diminish the level of current income from a portfolio of income-bearing securities.  Interest rate risk is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.  Credit risk is the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due.

Non-Investment Grade Security Risk.  To the extent that the fund invests in underlying funds that invest in non-investment grade securities, the fund is subject to above-average credit, market and other risks.  Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain.  Compared to issuers of investment grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

ETF Risks.  The main risks of investing in ETFs are the same as investing in a portfolio of equity securities comprising the index on which the ETF is based, although lack of liquidity in an ETF could result in it being more volatile than the securities comprising the index.  Additionally, the market prices of ETFs will fluctuate in accordance with both changes in the market value of their underlying portfolio securities and due to supply and demand for the instruments on the exchanges on which they are traded (which may result in their trading at a discount or premium to their net asset values.)  Index-based ETF investments may not replicate exactly the performance of their specific index because of transaction costs and because of the temporary unavailability of certain component securities of the index.

Foreign Security Risk.  Investments of underlying funds that invest in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Performance

The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.  Index returns shown do not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	2Q 2009	15.29%
Worst Calendar Quarter:	4Q 2008	-19.67%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 10/1/072007
Class I Shares	28.93%	-8.54%
Dow Jones Global Target 2020 Index	20.94%	-2.82%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  David Hottmann, CPA and CFA (Portfolio Manager) and Patrick Ryan, CIMA (Portfolio Manager) co-manage the fund.  Mr. Hottmann has served in this capacity since September 2009 and Mr. Ryan has served in this capacity since October 2007.

Purchase and Sale of Fund Shares
Class I shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”) and to  certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

TARGET RETIREMENT 2030 FUND

Investment Objective
The Target Retirement 2030 Fund seeks to provide capital appreciation and current income consistent with its current asset allocation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management Fees	0.40%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses1	~~___~~0.01%
Annual Fund Operating Expenses	~~___~~0.41%
Plus: Acquired Fund Fees and Expenses~~2~~	~~___~~0.81%
Total Annual Fund Operating Expenses1	~~___~~1.22%
_____________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $245.

~~2 Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.~~

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

~~Class I~~
~~1 Year~~
~~3 Years~~
~~5 Years~~
~~10 Years~~

	1 Year	3 Years	5 Years	10 Years
Class I	$ 124	$ 430	$ 760	$1,699

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.    These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~78% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in shares of other registered investment companies (the “underlying funds”) according to an asset allocation strategy developed by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser, for investors planning to retire in or within a few years of 2030.  Over time, the fund’s asset allocation will become more conservative until it reaches approximately 15-30% in stock funds and 70-85% in bond funds.  The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.  Although the actual allocations may vary, the fund’s current asset allocation among asset classes and underlying funds is approximately:

           0-10%           money market funds;
           20-50%                      U.S. and international bond funds;
           0-15%                      high income funds;
           40-70%                      U.S. stock funds;
           5-25%                      international stock funds; and
           0-15%           other funds.

On a periodic basis, Madison will evaluate and sometimes revise the fund's asset allocations, including revising the asset class weightings and adding and/or removing underlying funds. Madison will also monitor the underlying funds on an ongoing basis and may increase or decrease the fund's investment in one or several underlying funds. The underlying fund selections are made based on several considerations, including the fund's style or asset class exposures, portfolio characteristics, risk profile, and investment process.

Underlying funds in which the fund invests may include underlying funds advised by Madison and/or its affiliates, including MEMBERS Mutual Funds as well as funds within the Madison Mosaic Funds family (the “affiliated underlying funds”), as well as exchange traded funds (“ETFs”).  Generally, Madison will not invest more than 50% of the fund’s net assets, at the time of purchase, in affiliated underlying funds.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The fund is a fund of funds, meaning that it invests primarily in the shares of underlying funds, including ETFs.  Thus, the fund’s investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests.  Each underlying fund’s performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that underlying fund.  Accordingly, the fund is subject to the risks of the underlying funds in direct proportion to the allocation of its assets among the underlying funds.  You could lose money as a result of your investment.  Additional risks of owing the fund are as follows:

Asset Allocation Risk.  The fund is subject to asset allocation risk, which is the risk that the selection of the underlying funds and the allocation of the fund’s assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

Market and Financial Risk.  The fund  is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.  The equity investments of underlying funds also subject the fund to financial risk, which is the risk that an issuer’s earnings prospects and overall financial position will deteriorate, causing a decline in the security’s value.

Income Volatility, Interest Rate Risk and Credit Risk.  The fund, through the underlying funds, is subject to income volatility, interest rate risk and credit risk.  Income volatility refers to the degree and speed with which changes in prevailing market interest rates diminish the level of current income from a portfolio of income-bearing securities.  Interest rate risk is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.  Credit risk is the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due.

Non-Investment Grade Security Risk.  To the extent that the fund invests in underlying funds that invest in non-investment grade securities, the fund is subject to above-average credit, market and other risks.  Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain.  Compared to issuers of investment grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

ETF Risks.  The main risks of investing in ETFs are the same as investing in a portfolio of equity securities comprising the index on which the ETF is based, although lack of liquidity in an ETF could result in it being more volatile than the securities comprising the index.  Additionally, the market prices of ETFs will fluctuate in accordance with both changes in the market value of their underlying portfolio securities and due to supply and demand for the instruments on the exchanges on which they are traded (which may result in their trading at a discount or premium to their net asset values.)  Index-based ETF investments may not replicate exactly the performance of their specific index because of transaction costs and because of the temporary unavailability of certain component securities of the index.

Foreign Security Risk.  Investments of underlying funds that invest in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.  Index returns shown do not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	2Q 2009	16.77%
Worst Calendar Quarter:	4Q 2008	-21.65%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 10/1/07
Class I Shares	30.94%	-10.09%
Dow Jones Global Target 2030 Index	29.49%	-6.16%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  David Hottmann, CPA and CFA (Portfolio Manager) and Patrick Ryan, CIMA (Portfolio Manager) co-manage the fund.  Mr. Hottmann has served in this capacity since September 2009 and Mr. Ryan has served in this capacity since October 2007.

Purchase and Sale of Fund Shares
Class I shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”) and to  certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

FUND SUMMARY

TARGET RETIREMENT 2040 FUND

Investment Objective
The Target Retirement 2040 Fund seeks to provide capital appreciation and current income consistent with its current asset allocation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  Actual expenses may be greater or less than those shown.  ~~Please keep in mind that as a result of changing market conditions, total asset levels and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.~~  The expenses do not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Shareholder Fees: (fees paid directly from your investment)	Class I
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of amount redeemed)	None
Redemption Fee Within 30 days of Purchase (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses: (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management Fees	0.40%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses1	~~___~~0.01%
Annual Fund Operating Expenses	~~___~~0.41%
Plus: Acquired Fund Fees and Expenses~~2~~	~~___~~0.82%
Total Annual Fund Operating Expenses1	~~___~~1.23%
_____________________________________________________

1 Under a separate limited services agreement with the fund, the fund’s investment adviser, Madison Asset Management, LLC (“Madison”), has agreed, for the period July 1, 2009 through June 30, 2011, to maintain the fund’s expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred by the fund for the fiscal year ended December 31, 2008.  In effect, the agreement serves as a fee cap, capping fees at $213.

~~2 Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.~~

Example:
The following example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The example assumes you invest $10,000 in the fund for the time periods indicated and then hold or redeem your shares at the end of the period.  The example also assumes that your investment has a 5% return each year~~, that all dividends and capital gain distributions are reinvested,~~ and that the fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

~~Class I~~
~~1 Year~~
~~3 Years~~
~~5 Years~~
~~10 Years~~

	1 Year	3 Years	5 Years	10 Years
Class I	$ 125	$ 433	$ 765	$1,710

The example does not reflect any expenses, fees or charges paid under your variable contract or retirement plan.  If these expenses, fees or charges were included, your costs would be higher.

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in total annual fund operating expenses or in the expense examples above, affect the fund’s performance.  During the most recent fiscal year, the fund’s portfolio turnover rate was ~~__~~86% of the average value of its portfolio.

Principal Investment Strategies
The fund invests primarily in shares of other registered investment companies (the “underlying funds”) according to an asset allocation strategy developed by Madison Asset Management, LLC (“Madison”), the fund’s investment adviser, for investors planning to retire in or within a few years of 2040.  Over time, the fund’s asset allocation will become more conservative until it reaches approximately 15-30% in stock funds and 70-85% in bond funds.  The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.  Although the actual allocations may vary, the fund’s current asset allocation among asset classes and underlying funds is approximately:

           0-10%           money market funds;
           10-40%                      U.S. and international bond funds;
           0-15%                      high income funds;
           50-80%                      U.S. stock funds;
           5-30%                      international stock funds; and
           0-15%           other funds.

On a periodic basis, Madison will evaluate and sometimes revise the fund's asset allocations, including revising the asset class weightings and adding and/or removing underlying funds. Madison will also monitor the underlying funds on an ongoing basis and may increase or decrease the fund's investment in one or several underlying funds. The underlying fund selections are made based on several considerations, including the fund's style or asset class exposures, portfolio characteristics, risk profile, and investment process.

Underlying funds in which the fund invests may include underlying funds advised by Madison and/or its affiliates, including MEMBERS Mutual Funds as well as funds within the Madison Mosaic Funds family (the “affiliated underlying funds”), as well as exchange traded funds (“ETFs”).  Generally, Madison will not invest more than 50% of the fund’s net assets, at the time of purchase, in affiliated underlying funds.

Although the fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, the fund may invest up to 100% in money market instruments.  To the extent the fund engages in this temporary defensive position, the fund’s ability to achieve its investment objective may be diminished.

Principal Risks
The fund is a fund of funds, meaning that it invests primarily in the shares of underlying funds, including ETFs.  Thus, the fund’s investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests.  Each underlying fund’s performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that underlying fund.  Accordingly, the fund is subject to the risks of the underlying funds in direct proportion to the allocation of its assets among the underlying funds.  You could lose money as a result of your investment.  Additional risks of owing the fund are as follows:

Asset Allocation Risk.  The fund is subject to asset allocation risk, which is the risk that the selection of the underlying funds and the allocation of the fund’s assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

Market and Financial Risk.  The fund  is subject to market risk, which is the risk that the value of an investment may fluctuate in response to stock market movements.  The equity investments of underlying funds also subject the fund to financial risk, which is the risk that an issuer’s earnings prospects and overall financial position will deteriorate, causing a decline in the security’s value.

Income Volatility, Interest Rate Risk and Credit Risk.  The fund, through the underlying funds, is subject to income volatility, interest rate risk and credit risk.  Income volatility refers to the degree and speed with which changes in prevailing market interest rates diminish the level of current income from a portfolio of income-bearing securities.  Interest rate risk is the risk that the value of your investment will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the market value of income-bearing securities.  When interest rates rise, bond prices fall; generally, the longer a bond’s maturity, the more sensitive it is to this risk.  Credit risk is the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due.

Non-Investment Grade Security Risk.  To the extent that the fund invests in underlying funds that invest in non-investment grade securities, the fund is subject to above-average credit, market and other risks.  Issuers of non-investment grade securities (i.e., “junk” bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain.  Compared to issuers of investment grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

ETF Risks.  The main risks of investing in ETFs are the same as investing in a portfolio of equity securities comprising the index on which the ETF is based, although lack of liquidity in an ETF could result in it being more volatile than the securities comprising the index.  Additionally, the market prices of ETFs will fluctuate in accordance with both changes in the market value of their underlying portfolio securities and due to supply and demand for the instruments on the exchanges on which they are traded (which may result in their trading at a discount or premium to their net asset values.)  Index-based ETF investments may not replicate exactly the performance of their specific index because of transaction costs and because of the temporary unavailability of certain component securities of the index.

Foreign Security Risk.  Investments of underlying funds that invest in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets.  The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Performance
The following bar chart and table provide some indication of the risks of investing in the fund.  The bar chart shows how the fund’s investment results have varied from year to year.  The table shows the fund’s average annual total returns for various periods compared to different broad measures of market performance.  Neither the bar chart nor the table reflect charges deducted in connection with variable contracts.  If these charges were reflected, returns would be less than those shown.  The fund’s past performance is not necessarily an indication of its future performance.  Updated performance information current to the most recent month-end is available at no cost by calling 1-800-670-3600.  Index returns shown do not reflect fees, expenses or taxes.

Calendar Year Total Returns for Class I Shares

~~[insert bar chart and best/worst quarters]~~
Best Calendar Quarter:	2Q 2009	18.13%
Worst Calendar Quarter:	4Q 2008	-23.55%

Average Annual Total Returns
For Periods Ended December 31, 2009
	1 Year	Since Inception 10/1/07
Class I Shares	31.64%	-12.19%
Dow Jones Global Target 2040 Index	34.63%	-7.84%

~~Index returns shown do not reflect fees, expenses or taxes.  You cannot invest directly in an index.~~Portfolio Management
Beginning July 1, 2009, the fund’s investment adviser changed from MEMBERS Capital Advisors, Inc. to Madison Asset Management, LLC.  David Hottmann, CPA and CFA (Portfolio Manager) and Patrick Ryan, CIMA (Portfolio Manager) co-manage the fund.  Mr. Hottmann has served in this capacity since September 2009 and Mr. Ryan has served in this capacity since October 2007.

Purchase and Sale of Fund Shares
Class I shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society (“CUNA Mutual Accounts”) and to  certain of its pension plans (“CUNA Mutual Plans”).  Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts (collectively, “variable contracts”).  Net purchase or redemption payments under the variable contracts and CUNA Mutual Plans will be invested or redeemed (without sales or redemption charges) in shares of the fund at the net asset value next determined after the fund receives the order.  Please refer to the variable contract prospectus or plan documents for further information.

Tax Information
The fund generally distributes most or all of its net investment income and capital gains.  Capital gain distributions, if any, are typically made in December.  Income distributions are declared and paid annually.  Distributions that you receive from the fund are not taxable, nor are gains realized upon the sale or redemption of fund shares, until such distributions or gains are withdrawn from the variable contract or CUNA Mutual Plan.  Please refer to the variable contract prospectus or plan documents for further information.

Financial Intermediary Compensation
If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a financial advisor), the fund and/or the fund’s investment adviser may pay the intermediary for the sale of fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the fund over another investment.  Ask your financial advisor ~~or visit your financial intermediary’s website~~ for more information.

THE SHARES

As used herein, the term “Target Allocation Funds” refers to the Conservative Allocation Fund, the Moderate Allocation Fund and the Aggressive Allocation Fund.  The term “Target Date Funds” refers to the Target Retirement 2020 Fund, the Target Retirement 2030 Fund and the Target Retirement 2040 Fund.

Offer
The Ultra Series Fund (the “Trust”) offers two classes of shares:  Class I and Class II.   Both classes of shares are offered to separate accounts (“CUNA Mutual Accounts”) of CUNA Mutual Insurance Society (“CUNA Mutual”) and Class I shares are also offered to certain of its pension plans (“CUNA Mutual Plans”). The Trust may, in the future, offer these and/or other share classes to separate accounts of insurance companies and to qualified pension and retirement plans that are not affiliated with CUNA Mutual. The Trust does not offer shares directly to the general public.

The Trust has entered into a participation agreement with CUNA Mutual, the sponsor of each CUNA Mutual Account, and with each CUNA Mutual Plan, setting forth the terms and conditions pursuant to which said accounts and plans may purchase and redeem shares of the funds.

Investments in the Trust by CUNA Mutual Accounts are made through either variable annuity or variable life insurance contracts (collectively, "variable contracts").  Net purchase payments under the variable contracts and the CUNA Mutual Plans are placed into one or more subaccounts, and the assets of each subaccount are invested (without sales or redemption charges) in shares of the fund corresponding to that subaccount.

When used in connection with variable contracts, this prospectus must be accompanied by prospectuses for those contracts. When distributed to qualified pension and retirement plans or to participants of such plans, this prospectus may be accompanied by disclosure materials relating to such plans which should be read in conjunction with this prospectus.

Pricing Of Fund Shares
Each fund’s shares will be purchased and redeemed at the share’s NAV without sales or redemption charges. The NAV per share for a fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 3:00 p.m., Central Time) by dividing the net assets of the fund and class by the number of shares outstanding of that fund and class.  Transaction requests received after the close of regular trading on the New York Stock Exchange (usually 3:00 p.m., Central Time) will be processed using the next day’s NAV. The NAV per share for a fund and each class is not determined on days the New York Stock Exchange is closed for trading. The New York Stock Exchange is closed on New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

For all funds other than the Money Market Fund, a fund’s NAV is equal to the market value of its investments and other assets, less any liabilities, divided by the number of fund shares.  The securities held by the Money Market Fund are valued on the basis of amortized cost. This involves valuing an instrument at its cost and thereafter assuming a constant amortization of any discount or premium until the instrument’s maturity, rather than evaluating actual changes in the market value of the instrument. The Money Market Fund’s NAV is normally expected to be $1 per share.  In addition, because the assets of each Target Allocation Fund and Target Date Fund consist primarily of shares of underlying funds, the NAV of each such fund is determined based on the NAVs of the underlying funds.

Because each Target Allocation Fund and Target Date Fund will only invest in underlying funds, government securities and short-term paper, it is not anticipated that the funds’ investment adviser, Madison Asset Management, LLC (“Madison”), will need to “fair” value any of the investments of these funds.  However, an underlying fund may need to “fair” value one or more of its investments, which may, in turn, require a Target Allocation Fund or a Target Date Fund to do the same because of delays in obtaining the underlying fund’s NAV. The following fair valuation policy is followed by Madison with respect to the funds that it advises.  It is anticipated that unaffiliated underlying funds will have a fair valuation policy that is somewhat similar and such policy will be described in the prospectus of the underlying fund, including an explanation of the circumstances under which fair value pricing will be used and the effects of using fair value pricing.

If quotations are not readily available for a security or other portfolio investment, or if it is believed that a quotation or other market price for a security or other portfolio investment does not represent its fair value, the Madison may value the security or investment using procedures approved by the Board of Trustees of the Trust (the “Board”) that are designed to establish its fair value. The fair valuation procedures may be used to value any investment of any fund in the appropriate circumstances. Securities and other investments valued at their “fair” value entail significantly greater valuation risk than do securities and other investments valued at an established market value.

Madison relies on its fair value procedures most often in connection with foreign securities whose principal trading market(s) is outside the U.S. and/or are denominated in a foreign currency. From time to time, events occur that affect the issuers of such foreign securities or the securities themselves, or information about the issuer or securities becomes available, after the close of trading in the securities but before the close of regular trading on the New York Stock Exchange (usually 3:00 p.m., Central Time). In these situations, the fair value of the foreign security may be something other than the last available quotation or other market price. With regard to such foreign securities, the fair valuation procedures include consultation with an independent “fair value” pricing service. Nonetheless, Madison separately evaluates each such foreign security and may, in conformity with the fair valuation procedures, establish a different fair value than that reached by the independent pricing service or other financial institutions or investment managers.

Determining the fair value of securities involves consideration of objective factors as well as the application of subjective judgments about their issuers and the markets in which they are traded. A number of methodologies are available for determining the value of securities for which there is no clear market value or for which after-market events make prior market values unreliable. The value established by Madison under the fair valuation procedures for any security or other investment (or underlying fund) may vary from the last quoted sale price or market close price, or from the value given to the same security or investment by: (1) an independent pricing service, (2) other financial institutions or investment managers, or (3) Madison had it used a different methodology to value the security. Neither the Trust nor Madison can assure that a security or other portfolio investment can be sold at the fair value assigned to it at any time.

To the extent the funds hold portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the funds do not price their shares, the NAV of such funds’ shares may change on days when shareholders will not be able to purchase or redeem the funds’ shares.

Purchase And Redemption
For each day on which a fund’s NAV is calculated, the CUNA Mutual Accounts transmit to the fund orders to purchase or redeem shares of the fund based on the net purchase payments, redemption (surrender) requests, and transfer requests from variable contract owners, annuitants and beneficiaries that have been processed on that day.  Similarly, CUNA Mutual Plans transmit to the fund any orders to purchase or redeem shares of the fund based on the instructions of CUNA Mutual Plan trustees or participants.  CUNA Mutual Accounts and Plans purchase and redeem shares of each fund at the fund’s NAV per share calculated as of the day the Trust receives the order, although such purchases and redemptions may be executed the next morning. Shares are purchased and redeemed at NAV, without the deduction of sales or redemption charges.  Payment for shares redeemed will be made within seven days after receipt of a proper notice or redemption, except that the right of redemption may be suspended or payments postponed when permitted by applicable laws and regulations.  For a more detailed description of the procedures for allocating value in a subaccount to a fund, owners of individual variable contracts should refer to the separate prospectus for their contracts, while CUNA Mutual Plan participants should refer to their plan documents.

Notwithstanding the foregoing, the Trust reserves the right to refuse to sell shares to the CUNA Mutual Accounts if such sales are not in the Trust’s or a fund’s best interests. For example, the Trust may reject purchase orders from CUNA Mutual Accounts when such orders appear to be part of a pattern of large purchases and redemptions that, in the opinion of the Trust, may reflect the net efforts of variable contract owners to time the market or arbitrage the changing value of a fund’s assets between daily pricing.

Conflicts
A potential for certain conflicts exists between the interests of variable annuity contract owners and variable life insurance contract owners. A potential for certain conflicts would also exist between the interests of any of such contract owners and CUNA Mutual Plan participants that invest in the funds. To the extent that such classes of investors are invested in the same fund when a conflict of interest arises that might involve the fund, one or more such classes of investors could be disadvantaged. The Trust currently does not foresee any such disadvantage to owners of variable contracts or to CUNA Mutual Plan participants.  Nonetheless, the Board monitors the funds for the existence of any irreconcilable material conflicts of interest. If such a conflict affecting owners of variable contracts is determined to exist, CUNA Mutual will, to the extent reasonably practicable, take such action as is necessary to remedy or eliminate the conflict. If such a conflict were to occur, one or more of the CUNA Mutual Accounts and/or CUNA Mutual Plans might be required to withdraw its investment in one or more funds or substitute shares of one fund for another. This might force a fund to sell its portfolio securities at a disadvantageous price.

Distribution And Service Plan
The Trust has adopted a distribution and service plan for Class II shares pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.  Under the plan, the Trust pays its principal distributor, Mosaic Funds Distributor, LLC (“MFD”), a distribution and service fee equal to 0.25% of the average daily net assets attributable to the Class II shares of each fund. In return for the fee, MFD provides, and compensates dealers that provide, distribution and shareholder servicing services to the funds and their shareholders. This fee increases the cost of investment in the Class II shares of the funds and, over time, will cause the Class II shares to cost more than an investment in Class I shares.

Frequent Trading
The Trust has a policy of making reasonable efforts to deter frequent purchases and redemptions of large amounts of shares of any fund that may disrupt orderly management of the fund’s investment portfolio (“disruptive trading”). As investment vehicles for variable contracts and qualified pension and retirement plans which are designed as long-term investments, the funds are not appropriate for frequent trading or other trading strategies that entail rapid or frequent investment and disinvestment with regard to any fund or market sector.

Such practices often disrupt the orderly management of a fund’s investment portfolio by, among other things:
•	requiring more than optimal amounts of assets to be invested in money market instruments or other very liquid holdings;
•	necessitating premature liquidation of certain investments at unfavorable prices; or
•	increasing brokerage commissions and other portfolio transaction expenses.

Likewise, exploiting potential uncertainty about the value of certain portfolio investments when a fund calculates its NAV often dilutes that value of investments held by long-term investors. In addition, such practices may give rise to irreconcilable conflicts of interest between owners of different types of variable contracts and plan participants, or otherwise cause the Trust to breach participation agreements.

The Trust’s Board has adopted policies and procedures reasonably designed to detect and deter disruptive trading. The Trust's policies include: (1) a policy of not knowingly accommodating variable contract owner and/or plan participant transactions that result in disruptive trading, (2) a policy of applying any future restrictions on the volume or number of purchases of fund shares uniformly to all accounts and plans without exception, and (3) a policy permitting procedures to vary among funds included within the Trust provided that procedures related to restrictions on the volume or number of purchases of shares for a particular fund apply uniformly to all accounts and plans investing in the funds. At the current time, the procedures do not include specific restrictions on the volume or number of purchases of fund shares.

In addition to the above, to combat dilution of the value of long-term shareholders’ interests in the funds, the Board has adopted policies and procedures for the funds to employ fair valuation procedures on the securities held in their portfolios.

Except as set forth below, currently, the only shareholders of the Trust are the CUNA Mutual Accounts and the CUNA Mutual Plans.  CUNA Mutual and/or its affiliates each own shares of the Trust as well. Although each CUNA Mutual Account and Plan typically makes either one purchase or redemption of shares of each fund each day, the Trust does not consider such transactions disruptive to the funds unless they are large in relation to a fund’s size and not the random result of net variable contract owner transactions in a CUNA Mutual Account or participant transactions in a CUNA Mutual Plan. However, the Trust considers large purchases or redemptions of shares resulting from contract owners or plan participants engaging in: (1) “frequent trading,” (2) attempted arbitrage based on the potential for uncertainty in the value of certain portfolio investments at the time the funds compute their NAV, or (3) other trading strategies that entail rapid or frequent transfers of contract value from one subaccount to another, to be disruptive trading and will take appropriate action to deter such trading, including adoption of specific procedures appropriate to the circumstances. Because any disruptive trading would occur in the CUNA Mutual Accounts or Plans, the Trust has adopted, as its own, the disruptive trading policy of CUNA Mutual for the CUNA Mutual Accounts and Plans. The policy provides for CUNA Mutual to monitor individual contract value transfer patterns and individual participant transaction patterns, to identify those that exceed certain frequency and/or amount thresholds that, in the past, have been indicators of potential disruptive trading. The monitoring process generates reports regarding such transactions that CUNA Mutual examines to determine if disruptive trading has taken place.

CUNA Mutual applies the policies and procedures for each CUNA Mutual Account uniformly to all variable contracts issued through that account.  Likewise, CUNA Mutual applies its policies and procedures for each CUNA Mutual Plan uniformly to all participants in that plan.

In addition to adopting procedures, the Trust may take other actions to stop disruptive trading such as ceasing sales of additional shares of the funds to a CUNA Mutual Account through which offending variable contract owners may be operating or to a CUNA Mutual Plan through which offending participants may be operating. In such an event, all other owners of contracts issued through that account or participants in that plan would be disadvantaged. Because actions taken to deter disruptive trading may be particular to the CUNA Mutual Account or Plan in question, the Trust may not take such action on a uniform basis for all CUNA Mutual Accounts or Plans.

Although the Trust will endeavor to ensure that each CUNA Mutual Account and Plan can and does identify and deter disruptive trading by its variable contract owners and participants, it cannot be certain that any particular control will operate to deter all activity that can result in disruptive trading or guarantee their success at deterrence. Therefore, an investment in the funds is subject to the risks of disruptive trading.

Disclosure of portfolio holdings
The funds may make selective disclosure of portfolio information to various service providers.  For more information on these disclosures, please refer to the SAI.

Dividends
Dividends of each fund are distributed to the fund’s corresponding separate account for variable contracts and qualified retirement plans and automatically reinvested in additional fund shares.

Dividends from the Money Market Fund are declared and reinvested daily in full and fractional shares of the fund. Dividends of ordinary income from the other funds are declared and reinvested annually in full and fractional shares. Dividends of capital gains from these other funds are declared and reinvested at least annually in full and fractional shares.  In no event will capital gain dividends be declared and paid more frequently than allowed under SEC rules.

The funds’ distributions may be subject to federal income tax. An exchange of fund shares may also be treated as a sale of fund shares and any gain on the transaction may be subject to federal income tax.

Taxes
For federal income tax purposes, each fund is treated as a separate entity from the other funds included within the Trust.  Each fund intends to qualify each year as a “regulated investment company” under the Internal Revenue Code, as amended.  By so qualifying, a fund is not subject to federal income tax to the extent that its net investment income and net realized capital gains are distributed to the CUNA Mutual Accounts or Plans.  Further, the funds intend to meet certain diversification requirements applicable to mutual funds underlying variable life insurance and variable annuity contracts.

The shareholders of the funds are qualified pension and profit sharing plans and the separate accounts of CUNA Mutual.  Under current law, plan participants and owners of variable life insurance and annuity contracts which have invested in the funds are not subject to federal income tax on fund earnings and distributions or on gains realized upon the sale or redemption of fund shares until they are withdrawn from the plan or contracts.  For information concerning the federal tax consequences to the purchasers of the variable annuity or variable life insurance contracts, see the separate prospectuses for such contracts.

For more information about the tax status of the funds, see “Taxes” in the SAI.

INVESTMENT ADVISER

The funds’ investment adviser is Madison Asset Management, LLC (“Madison”), a subsidiary of Madison Investment Advisors, Inc. (“MIA”), both located at 550 Science Drive, Madison, Wisconsin 53711.  As of December 31, 2009, MIA, which was founded in 1974, and its subsidiary organizations, including Madison, managed approximately $15 billion in assets, including open-end mutual funds, closed-end funds, separately managed accounts and wrap accounts.  Madison is responsible for the day-to-day administration of the funds’ activities.  Investment decisions regarding each of the funds can be influenced in various manners by a number of individuals.  Generally, all management decisions are the ultimate responsibility of Madison’s Investment Strategy Committee.  This committee is comprised of top officers and managers of Madison and MIA.  Madison shares personnel and resources with MIA.

As payment for its services as the investment adviser, Madison receives a management fee based upon the average daily net assets of each fund, which is computed and accrued daily and paid monthly.  This fee is a unitary fee and covers all of the funds’ expenses other than (1) fees and expenses of the funds’ independent trustees and independent auditors, (2) compliance costs, (3) interest on borrowings (if any), and (4) taxes and extraordinary expenses.  Management fees are currently set at the following annual rates:

Fund Name	Management Fee
Conservative Allocation Fund	0.30%
Moderate Allocation Fund	0.30%
Aggressive Allocation Fund	0.30%
Money Market Fund	0.45%
Bond Fund	0.55%
High Income Fund	0.75%
Diversified Income Fund	0.70%
Equity Income Fund	0.90%
Large Cap Value Fund	0.60%
Large Cap Growth Fund	0.80%
Mid Cap Fund	0.90%1
Small Cap Fund	1.10%
International Stock Fund	1.20%
Target Retirement 2020 Fund	0.40%2
Target Retirement 2030 Fund	0.40%2
Target Retirement 2040 Fund	0.40%2
_______________________________________________________________________
1
In connection with the merger of the Mid Cap Growth Fund with and into the Mid Cap Value Fund, Madison contractually reduced its management fee for the Mid Cap Value Fund (which is now known as the Mid Cap Fund) from 1.00% to 0.90%.

2 Effective October 1, 2009, Madison voluntarily waived a portion of its management fee such that instead of each fund paying management fees at the annual rate of 0.40% of the fund’s average daily net assets, each fund will pay 0.20% in management fees.  This fee waiver is voluntarily on the part of Madison and may be discontinued at any time.

Regarding those fees and expenses that are not covered under the unitary  fee arrangement discussed above, Madison has entered into a limited services agreement with the Trust which caps those expenses for each fund ~~(~~other than the Equity Income Fund~~)~~ until at least July 1, 2011 so that fund expense levels are maintained at a dollar amount that is no more than the amount of such expenses incurred by each fund’s Class I shares for the fiscal year ended December 31, 2008.  Not included within this fee cap, and which remain the responsibility of the Trust, are the following expenses:  (i) brokerage commissions paid in connection with fund transactions, (ii) Rule 12b-1 distribution and service fees relating to the Class II shares, and (iii) acquired fund fees, if any.

Madison currently manages the assets of all of the funds using a “manager of managers” approach under which Madison may manage some or all of the funds’ assets and may allocate some or all of the funds’ assets among one or more specialist subadvisers.  Madison selects subadvisers based on a continuing quantitative and qualitative evaluation of their abilities in managing assets pursuant to a particular investment style.  While superior performance is the ultimate goal, short-term performance by itself will not be a significant factor in selecting or terminating subadvisers, and Madison does not expect frequent changes in subadvisers.  Madison compensates subadvisers out of its own assets.

Madison monitors the performance of each subadviser to the extent it deems appropriate to achieve a fund’s investment objective, reallocates fund assets among its own portfolio management team and individual subadvisers or recommends to the Board that a fund employ or terminate particular subadvisers.  Madison and the Trust received an exemptive order from the SEC that permits the Board to appoint or change subadvisers without shareholder approval.  If there is a change in subadvisers, you will receive an “information statement” within 90 days after the date of the change.  The statement will provide you with relevant information about the reason for the change and information about any new subadvisers.

A discussion regarding the basis for the approval of the funds’ investment advisory contracts by the Board of Trustees is contained in the funds’ semi-annual report to shareholders for the period ended June 30, 2009.

PORTFOLIO MANAGEMENT

Madison Asset Management, LLC
Madison manages the assets of the funds set forth below without the assistance of a subadviser.  On a day-to-day basis, the funds are generally managed by members of the applicable equity or fixed income management teams at the firm.  The following individuals are primarily responsible for the day-to-day management of these funds:

Target Allocation and Target Date Funds. The Target Allocation and Target Date Funds are co-managed by David Hottmann, CPA and CFA, and Patrick Ryan, CIMA.  Mr. Hottmann, Portfolio Manager of Madison, has co-managed the funds since September 2009, which is when he joined Madison as a senior member of the firm’s asset allocation management team.  Prior to joining the firm, Mr. Hottmann had been the Chief Investment Officer at ACS Johnson Investment Advisors, his employer since 1999.  Mr. Ryan, Portfolio Manager of Madison, has co-managed the Target Allocation Funds since January 2008 and the Target Date Funds since October 2007.  Prior to joining Madison in July 2009, Mr. Ryan was a Senior Analyst at MEMBERS Capital Advisors, Inc. (“MCA”), the former investment adviser to the funds.  While at MCA, Mr. Ryan had been responsible for conducting manager research and due diligence for MCA’s managed accounts products since 2004.

Bond Fund.  The Bond Fund is co-managed by Dean “Jack” Call, DBA and CFA, and Paul Lefurgey, CFA.  Mr. Call, Portfolio Manager of Madison, has managed the fund since 2004.  Prior to joining Madison in July 2009, Mr. Call had been a Managing Director and Portfolio Manager—Fixed Income of MCA since 2004.  Mr. Call has been active in fixed income investing since 1982 and has over 25 years of experience in a number of investment activities.  Mr. Lefurgey, Portfolio Manager of Madison, has co-managed the fund with Mr. Call since July 2009.  Mr. Lefurgey is a Managing Director of MIA and a senior member of the firm’s fixed income team.  Prior to joining MIA in 2005, Mr. Lefurgey had been the head of fixed income management at MCA since 2003.

Diversified Income Fund.  The Diversified Income Fund is co-managed by John Brown, CFA, and Dean “Jack” Call, DBA and CFA.  Mr. Brown, Portfolio Manager of Madison, has co-managed the fund since 1998.  Prior to joining Madison in July 2009, Mr. Brown had been a Managing Director and Portfolio Manager—Equities of MCA since 1998.  Mr. Call, whose biographical data is provided above, has co-managed the fund since 2004.

Large Cap Value Fund.  The Large Cap Value Fund is co-managed by John Brown, CFA, and Dan Julie, CPA and CFA.  Mr. Brown, whose biographical data is provided above, has co-managed the fund since July 2009.  Mr. Julie, Portfolio Manager of Madison, has co-managed the fund since May 2010.  Prior to joining Madison in July 2009, Mr. Julie had been a Managing Director of MCA since June 1993.

Large Cap Growth Fund.  The Large Cap Growth Fund is co-managed by Bruce Ebel, CFA, CIC and CFP®, and Dave Halford, CPA and CFA.  Mr. Ebel, Portfolio Manager of Madison, has managed the fund since 2005.  Prior to joining Madison in July 2009, Mr. Ebel had been a Managing Director and Portfolio Manager—Equities of MCA since 2005.  Mr. Ebel’s investment management experience spans more than 25 years and includes serving as Managing Director at LIFEPOINT Financial Consultants, Inc. (2003-2005) and Senior Vice President and equity portfolio manager at State Street Research (1999-2003).  Mr. Halford, Portfolio Manager of Madison, has co-managed the fund with Mr. Ebel since July 2009.  Mr. Halford is a Vice President of MIA and a member of the firm’s equity management team, specializing in technology and telecommunication stocks.  Prior to joining MIA in 2000, Mr. Halford was an equity portfolio manager for the Wisconsin Alumni Research Foundation.

Mid Cap Fund.  The Mid Cap Fund is co-managed by Richard Eisinger and Matt Hayner, CFA.  Mr. Eisinger, Portfolio Manager of Madison, has co-managed the fund since May 2010.  Mr. Eisinger is a Managing Director of MIA and a senior member of the firm’s equity management team.  He has had primary responsibilities on mid-cap equity management for the firm since he joined MIA in 1998.  Mr. Hayner, Portfolio Manager of Madison, has co-managed the fund since May 2010.  Mr. Hayner, who joined MIA in 2002, is a Vice President of the firm.

Shenkman Capital Management, Inc.
Madison has delegated the day-to-day management of the following fund to Shenkman Capital Management, Inc. (“SCM”) 461 Fifth Avenue, 22nd Floor, New York, New York 10017.  SCM is independently owned by employees and directors and focuses exclusively on managing high yield assets.  SCM manages assets for institutional, endowment, ERISA, foundation and public pension accounts.  As of December 31, 2009, SCM managed approximately $10 billion in assets, which included investment advisory services for three other registered investment companies having aggregate assets of approximately $1.4 billion.

High Income Fund.  The High Income Fund is co-managed by Mark Shenkman, Frank Whitley and Mark Flanagan, CPA and CFA.  Mr. Shenkman has been the President and Chief Investment Officer of SCM since he founded the company in 1985.  Mr. Whitley, Executive Vice President and Senior Portfolio Manager of SCM, joined the firm in 1988 and became a portfolio manager in 1994.  Mr. Flanagan, Executive Vice President and Portfolio Manager of SCM, joined the firm in 1992 and became a portfolio manager in 2002.  Messrs. Shenkman, Whitley and Flanagan have co-managed the fund since February 2005.

Wellington Management company, LLP
Madison has delegated the day-to-day management of the following fund to Wellington Management Company, LLP (“Wellington Management”).  Wellington Management is a Massachusetts limited liability partnership with principal offices at 75 State Street, Boston, Massachusetts 02109.  Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations and other institutions.  Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years.  As of December 31, 2009, Wellington Management had investment management authority with respect to approximately $537.4 billion in assets (this figure does not include agency mortgage-backed security pass-through accounts managed for the Federal Reserve).

Small Cap Fund.  The Small Cap Fund is managed by Timothy McCormack, CFA.  Mr. McCormack, Senior Vice President and Equity Portfolio Manager of Wellington Management, has served as the portfolio manager of the fund since July 2008, and has been involved in portfolio management and securities analysis for the fund since 2006.  Mr. McCormack joined Wellington Management as an investment professional in 2000.  Shaun Pedersen, Vice President and Equity Portfolio Manager of Wellington Management, has been involved in portfolio management and securities analysis for the fund since 2006.  Mr. Pedersen joined Wellington Management as an investment professional in 2004.

lazard Asset Management LLC
Madison has delegated the day-to-day management of the following fund to Lazard Asset Management LLC (“Lazard”), 30 Rockefeller Plaza, 59th Floor, New York, New York 10112.  Lazard began managing separate account international equity portfolios in 1985.  Lazard employs over 100 global investment professionals, with smaller teams responsible for portfolio construction.  Lazard is a New York-based subsidiary of Lazard Frères & Co. LLC (“LF & Co.”), a New York limited liability company.  Lazard provides its institutional and private clients with a wide variety of investment banking, brokerage management and related services.  LF & Co. established Lazard as its investment management division and registered it with the SEC as an investment adviser on May 1, 1970.  Investment management services are also provided by Lazard Asset Management Limited, based in London, Lazard Asset Management (Deutschland) GmbH, based in Frankfurt, Lazard Asset Management Italy, based in Milan, Lazard Japan Asset Management KK, based in Tokyo, and Lazard Asset Management Pacific Co., based in Sydney, all of which are controlled by Lazard.  Investment research is undertaken on a global basis utilizing the global investment team members worldwide.  Net assets under management of Lazard were $116.5 billion as of December 31, 2009.  Portfolio managers at Lazard manage multiple accounts for a diverse client base, including private clients, institutions and investment funds.  Lazard manages all portfolios on a team basis.  The team is involved at all levels of the investment process.  This team approach allows for every portfolio manager to benefit from his or her peers, and for clients to receive the firm’s best thinking, not that of a single portfolio manager.   Lazard manages all like-investment mandates against a model portfolio.  Specific client objectives, guidelines or limitations then are applied against the model, and any necessary adjustments are made.

International Stock Fund.  The International Stock Fund is co-managed by John Reinsberg, Michael Bennett, CPA, Michael Fry, and Michael Powers.  Mr. Reinsberg is Deputy Chairman of Lazard responsible for international and global products.  He also oversees the day-to-day operations of Lazard’s international equity investment team.  He began working in the investment field in 1981.  Prior to joining Lazard in 1992, Mr. Reinsberg served as Executive Vice President of General Electric Investment Corporation and Trustee of the General Electric Pension Trust.  His other past affiliations include Jardine Matheson (Hong Kong) and Hill & Knowlton, Inc.  Michael Bennett is a Managing Director of Lazard and a portfolio manager for the International Equity, International Equity Select, European Equity Select, and Global Equity teams.  He began working in the investment field in 1987.  Prior to joining Lazard in 1992, Mr. Bennett served as an international equity analyst with General Electric Investment Corporation.  Previously he was with Keith Lippert Associates and Arthur Andersen & Company.  Michael Fry is a Managing Director and portfolio manager within Lazard Asset Management Limited in London.  Prior to joining the firm in 2005, Mr. Fry held several positions at UBS Global Asset Management, including lead portfolio manager and Head of Global Equity Portfolio Management, Global Head of Equity Research and Head of Australian Equities.  Mr. Fry began working in the investment field in 1987.  Michael Powers is a Managing Director of Lazard and a Portfolio Manager on the Global Equity and International Equity portfolio teams.  He began working in the investment field in 1990 when he joined Lazard.  Messrs. Reinsberg and Bennett have co-managed the fund since its inception, and Mr. Fry joined the team in 2002 while Mr. Powers joined the team in 2005.

Information regarding the portfolio managers’ compensation, their ownership of securities in the funds and the other accounts they manage can be found in the SAI.

FINANCIAL HIGHLIGHTS

The financial highlights table that follows is intended to help you understand the funds’ financial performance for the past five years (or since inception of the fund if less than five years).  Certain information reflects financial results for a single fund share outstanding for the period presented.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the fund, assuming reinvestment of all dividends and distributions.  The financial highlights for each of the five years ended December 31, 2009, have been audited by Deloitte & Touche LLP, whose report, along with the funds’ financial statements, is incorporated by reference in the SAI and included in the annual report, each of which is available upon request.

MORE INFORMATION ABOUT ULTRA SERIES FUND

The following documents contain more information about the funds and are available free upon request:

Statement of Additional Information.  The SAI contains additional information about the funds.  A current SAI has been filed with the SEC and is incorporated herein by reference.

Annual and Semi-Annual Reports.  The funds’ annual and semi-annual reports provide additional information about the funds’ investments.  The annual report contains a discussion of the market conditions and investment strategies that significantly affected each fund’s performance during the last fiscal year (other than the Money Market Fund).

Requesting Documents.  You may request a copy of the SAI and the annual and semi-annual reports, make shareholder inquiries, without charge, or request further information about the funds by contacting your financial advisor or by contacting the funds at: Ultra Series Fund, c/o ~~CUNA Mutual Insurance Society, 2000 Heritage Way, Waverly, Iowa 50677; telephone: 1-800-798-5500.~~Madison Asset Management, LLC, 550 Science Drive, Madison, WI 53711;  telephone: 1-800-670-3600.  As of the date of this prospectus, the funds do not have a public website; accordingly, this additional information is only available using the means stated above.

Public Information.  You can review and copy information about the funds, including the SAI, at the SEC’s Public Reference Room in Washington D.C.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-~~942~~551-8090.  Reports and other information about the funds also are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov.  You may obtain copies of this information, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, 100 F Street NE, Room 1580, Washington, D.C. 20549-0102.

~~Who May Invest.  The funds are available to the public only through the purchase of Class I or Class II shares by: (1) CUNA Mutual Insurance Society through certain individual variable life insurance contracts or variable annuity contracts issued by it; (2) CUNA Mutual Insurance Society through certain group variable annuity contracts for qualified pension and retirement plans issued by it; or (3)with respect to Class I shares, CUNA Mutual Insurance Society and its affiliates’ qualified pension and retirement plans. When used in connection with individual variable annuity contracts or variable life insurance contracts, this prospectus must be accompanied by prospectuses for those contracts. When distributed to qualified pension and retirement plans or to participants of such plans, this prospectus may be accompanied by disclosure materials relating to such plans which should be read in conjunction with this prospectus.~~

Investment Company
File No. 811-04815